SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

PROJECT FIJI

Braskem

FAIRNESS OPINION SUPPORT MATERIAL

CORPORATE & INSTITUTIONAL BANKING
Project Fiji
April 20, 2017
STRICTLY CONFIDENTIAL

BNP PARIBAS

The bank for a changing world

Important notice

1. BNP Paribas S.A. ("**BNP Paribas**") was hired by Braskem S.A. ("**Braskem**") to prepare, on a stand-alone basis and in a strictly financial point of view, a valuation report ("**Valuation Report**") and a fairness opinion ("**Fairness Opinion**") over the value proposed by Braskem to acquire all shares held by Odebrecht Utilities S.A. in Cetrel S.A. ("**Cetrel**"), representing 63.7% of its voting and total capital ("**Transaction**"), by economic value criteria, to be prepared considering the base date of March 31st, 2017.
2. The Valuation Report and the Fairness Opinion were prepared in Portuguese and in English, however the Portuguese version shall prevail for any and all purposes.
3. The Valuation Report and the Fairness Opinion are property of Braskem, and constitute intellectual property of BNP Paribas. If necessary the distribution to third parties, this material can only be shared by Braskem in its full content, under prior written approval of BNP Paribas, except to fulfill legal or regulatory requirements, it being understood that in such situations Braskem will notify BNP Paribas prior to such disclosure.
4. The Valuation Report, which is a support material for the issuance of the Fairness Opinion, does not aim to comply with provisions of article 256 of Corporations Law (Law No. 6.404/76), of regulations of Brazilian Central Bank or Brazilian Securities Commission, and does not apply to any other question or transaction, present or future, related to Braskem, to Cetrel or any third parties involved in a potential transaction, other than the Transaction, or their respective related subsidiary companies or affiliates or the same industry segment that they operate.
5. The sole and exclusive purpose of the Valuation Report, which is a support material for the issuance of the Fairness Opinion, is to provide information to assist Braskem's shareholders in evaluating, under a strictly financial point of view, on a stand-alone basis, the convenience and opportunity of carrying out the Transaction and to identify Cetrel's fair value (thus considering the price that would be paid for the acquisition of shares of Cetrel).
6. The base date of the Valuation Report and the Fairness Opinion is March 31st, 2017 ("**Base Date**").
7. For the preparation of the Valuation Report and the Fairness Opinion, BNP Paribas assumed and relied, without independent verification, exclusively on the information provided by Braskem, its advisors and / or by Cetrel, listed in Exhibit 1 attached on the Representation Letter executed by Braskem on April, 18th,2017, and in public information ("**Information**"). BNP Paribas relied only on representations made by Braskem that (i) all Information were true, complete and accurate and, to the knowledge of Braskem, faithfully reproduce Cetrel's economic and financial conditions and future performance in the Base Date; (ii) Braskem, its advisors, consultants, controlled companies and affiliates are not aware of the existence of any assessment, judicial or administrative conviction, file of bankruptcy or judicial or extrajudicial recovery, unrecorded losses and guarantees required not counted, capable of influencing the preparation of the Fairness Opinion and the conclusions presented; (iii) all information and documents required for the Valuation Report and for the issuance of the Fairness Opinion have been provided by Braskem, its advisors and/or by Cetrel to BNP Paribas without omission of any fact or information capable of provoking changes in the evaluation process or in the Valuation Report and Fairness Opinion conclusions; (iv) no relevant economic, financial, market or other events occurred after the date of the Information to BNP Paribas that could generate adverse effects, alter or impact the validity and reliability of the Information; and (v) all the Information including, without limitation to, projections, estimates, premises, investments, tariffs and daily taxes provided to BNP Paribas were prepared in good faith, based on reasonable assumptions, reflecting the best assumptions and judgments of Braskem or Cetrel, as the case may be.

Important notice (cont'd)

8. No representation or warranty, expressed or implied, is made by BNP Paribas, or any of its companies under common control ("**Affiliates**") or any of their respective directors, officers, employees or representatives, regarding any Information, including, but not limited to, the scope of the financial projections, estimates or assumptions reflected herein, and BNP Paribas, any of its Affiliates or any of their respective directors, officers, employees or representatives, (i) shall not be liable for any Information, nor for its accuracy, completeness and sufficiency for purposes of the Valuation Report, issuance of the Fairness Opinion or any other purpose, and (ii) undertake no responsibility for requesting or not, for the purposes of the Valuation Report and the issuance of the Fairness Opinion, any particular Information or conduct an audit or investigation of the Information or of Cetrel itself (from a tax, financial, commercial, industrial, legal, social economic, environmental or strategic perspective), once this was not part of BNP Paribas' contracting scope. Nothing contained in the Valuation Report or in the Fairness Opinion shall be construed as a statement by BNP Paribas regarding the Cetrel's past, present, or future financial performance.
9. BNP Paribas did not have access to a data room and did not perform any accounting, financial, legal or tax due diligence or of any other kind in respect of Cetrel, as these were not part of its contracting scope.
10. BNP Paribas was hired by Braskem exclusively to elaborate the Valuation Report and the Fairness Opinion, and did not render any other financial consulting or any other accounting, legal, regulatory or tax services. BNP Paribas does not express any opinion in relation to these matters or if such matters could amend or otherwise modify the Valuation Report, the Fairness Opinion or analyzes and assumptions reflected therein. BNP Paribas did not accomplish an independent assessment of contingencies (contingent or otherwise) of Cetrel and did not physically inspected Cetrel. In addition, BNP Paribas relied on the assessment of Braskem, Cetrel and their related advisors, as the case may be, regarding the regulatory environment and the geopolitical, macroeconomic, regulatory, legal, tax and other conditions in Brazil and other jurisdictions and market trends, cyclical and other factors affecting Cetrel's business that could impact Cetrel, including, without limitation, assumptions in relation to the price of the products, as reflected in Cetrel's financial projections and other data used in the analysis of BNP Paribas for the Valuation Report and the issuance of the Fairness Opinion, whose prices are or may be subject to significant volatility and, if different from the assumptions, may have an impact on the conclusions contained in the Valuation Report, in the Fairness Opinion and underlying analyzes. BNP Paribas assumed, with the consent of Braskem, that there would be no update in respect of such matters that could affect the Valuation Report, the Fairness Opinion or the underlying analyzes or assumptions adopted therein.
11. Once the Valuation Report and the Fairness Opinion have been issued, BNP Paribas cannot be held liable for the modification of its content due to facts or information brought to its knowledge or discoveries at a subsequent date than the issuance of such documents. BNP Paribas will not be liable for the consequences of Braskem's failure to deliver the information requested, or if such information are not true, complete, clear, objective and sufficient for the preparation of the Valuation Report and Fairness Opinion.
12. BNP Paribas is not responsible to update, revise or rectify any information contained in this Valuation Report and the Fairness Opinion.

Important notice (cont'd)

13. All duly documented indemnifications, damages, interest and fines, which BNP Paribas may pay, including related to administrative proceedings filed by governmental authorities and legal lawsuits filed by third parties, as well as all damages, costs, attorney fees and losses, in which BNP Paribas may incur shall be paid by Braskem, except when directly and exclusively caused by virtue of negligence or willful misconduct of BNP Paribas.
14. The Valuation Report and the Fairness Opinion issued by BNP Paribas shall not constitute and shall not be construed as a recommendation or suggestion to shareholders, members of the Board of Directors, Board of Executive Officers, other committees or other internal bodies of Braskem, or otherwise inducement to the execution or non-execution of any transaction, whose final decision will always lay exclusively on the parties involved, based on its own independent analysis of all corporate, tax, legal, financial, commercial, industrial and other aspects involved. The Valuation Report and the Fairness Opinion are only two of many factors to be considered by Braskem in its own financial evaluation of Cetrel and shall not be considered as definitive in Braskem's view about Cetrel.
15. BNP Paribas, within its scope of work, analyzed the projections and estimates provided by Braskem for the purpose of verifying their compatibility and consistency with other information received from Braskem, released by Cetrel, and in public information regarding Cetrel and its sectors or by reputable entities publishing reports on Cetrel's sector.
16. The Valuation Report and the Fairness Opinion are based on financial, economic, monetary, market information and other conditions and circumstances on the Base Date, as well as the information made available to BNP Paribas for the preparation of the Valuation Report and the Fairness Opinion. The credit, financial and stock markets and the industries in which Cetrel operates may be volatile and BNP Paribas does not express any opinion about the potential effects of this volatility on Cetrel. Any change or event occurring after the Base Date may affect the conclusions of the Valuation Report and the Fairness Opinion. Although future events or developments may affect the conclusions contained in the Valuation Report and/or in the Fairness Opinion, BNP Paribas undertakes no responsibility to update, revise or rectify them.
17. The Valuation Report and the Fairness Opinion are not intended to be the sole basis for Cetrel's evaluation and do not contain all the information that may be required for that purpose. The Valuation Report and the Fairness Opinion do not replace an independent audit on Cetrel and BNP Paribas makes no warranties, express or implied, as to the sufficiency and adequacy of the Valuation Report, the Fairness Opinion, the underlying analyzes and assumptions or the values derived from such analyzes, for any purpose.
18. Evaluations of companies, businesses or assets are only an approximation, subject to uncertainties and contingencies that are difficult to predict and beyond the control of the company conducting such valuation. The Valuation Report and the Fairness Opinion are not intended to be opinions of value and their conclusions are not available and should not be construed in any respect as a value guarantee or an opinion as to the price for which Cetrel could be sold or otherwise disposed of. In addition, companies, business and asset evaluations prepared or to be prepared by BNP Paribas may treat market assumptions differently from the approach contained in the Valuation Report and in the Fairness Opinion, and reports and publications departments and other departments of BNP Paribas and its Affiliates may contain methodologies, premises and conclusions different from those used in the Valuation Report and in the Fairness Opinion.

19. For the purposes of assessing its economic value, Cetrel was evaluated in accordance with the methodology of discounted cash flow. BNP Paribas considers there are not comparable listed companies or similar transactions in Cetrel's sector enough to stem from a fair assessment of Cetrel based on the methodology of trading multiples and transaction multiples.
20. The preparation of a financial analysis as reflected in the Valuation Report and in the Fairness Opinion involves several definitions regarding the most appropriate and relevant methods, as well as their application to the particular circumstances. In the context of the Valuation Report and the Fairness Opinion, BNP Paribas prepared a variety of financial and comparative analyzes. BNP Paribas believes that its analyzes should be considered as a whole and that partially select its analyzes and factors, without considering its wholeness, may result in an incomplete or incorrect understanding of the processes used in the preparation of the analyzes and conclusions of the Valuation Report and the Fairness Opinion.
21. In its analysis, BNP Paribas considered conditions of industrial performance, general business, economic, market and financial matters and others, most of which are beyond the control of Braskem and Cetrel. No company or business considered in the analysis of BNP Paribas is identical for purposes of comparison to Cetrel and an evaluation of the results of that analysis is not entirely mathematical. On the contrary, the analysis involves complex considerations and judgments regarding the financial and operating characteristics and other factors that could affect the current value of companies and analyzed businesses. The financial projections, estimates and assumptions used in the analyses of BNP Paribas and the valuation intervals resulting from a particular analysis are not necessarily indicative of present values or forecasts of future values, which may be significantly more or less favorable than those suggested by the analysis. Thus, the financial projections, estimates and assumptions used in analysis, as well as their results, are intrinsically subject to substantial uncertainty.
22. BNP Paribas will receive a compensation for its services related to the Valuation Report and the issuance of the Fairness Opinion, which shall be paid upon delivery of the Valuation Report and the Fairness Opinion regardless of their conclusions. BNP Paribas provided, directly or through its Affiliates, certain financial and investment banking services to Braskem and to companies in its economic group by which it has received compensation, and may in the future provide such services to Braskem and to companies of its economic group, for which it will also be paid. In the ordinary course of business, BNP Paribas may negotiate, directly or through its Affiliates, securities issued by Braskem or other companies mentioned in the Valuation Report and in the Fairness Opinion or derivatives based on such securities, in their own account or on behalf of its customers, and consequently may, at any time, hold long or short positions in such securities or derivatives.
23. The Valuation Report and the Fairness Opinion must be read and interpreted according to the restrictions and the reservations previously mentioned.
24. BNP Paribas confirms that the Valuation Report and the Fairness Opinion were approved by the corresponding internal committees.
25. This document is submitted to the Brazilian laws and courts, and the courts of the City of São Paulo are elected as the sole authority to resolve the doubts arising from this document.

Agenda

Executive summary

- On October 27, 2016, Odebrecht S.A. announced the sale of its 70% stake in Odebrecht Ambiental ("**Odb Ambiental**") to Brookfield Asset Management ("**Brookfield**")
  - Odebrecht S.A. announced that some of the subsidiaries of Odb Ambiental owned by Odebrecht Utilities ("**Odb Utilities**"), such as Cetrel, Ecosteel Gestão de Águas and Ecosteel Gestão de Efluentes were not part of the transaction with Brookfield and that Odebrecht S.A. was carrying independent negotiation with other interested parties for these subsidiaries
- Transaction closing between Brookfield and Odebrecht S.A. is pending
- Cetrel is considered strategic to Braskem in order to secure a proper water supply, effluent treatment, waste treatment and environmental monitoring

** Summary of economic stakes (direct / indirect) in Cetrel*

Odebrecht S.A.: 36.9%	*FUNCEF: 11.0%*
FI-FGTS: 15.8%	*Others: 36.3%*



FI-FGTS
ODEBRECHT
Brookfield
30%
70%
ODEBRECHT Ambiental
Sale of Odebrecht S.A.'s 70% stake in Odb Ambiental to Brookfield in Oct-2016
FUNCEF
82.7%
17.3%
Other Subsidiaries
Odb Utilities
Others
95%
100%
63.7%
36.3%
Other Subsidiaries
Ecosteel Águas
Ecosteel Efluentes
CETREL Odebrecht Ambiental
State of Bahia: 10.6%
Bahia Specialty Cellulose: 4.8%
Sudic: 4.5%
Bahia State University: 2.6%
Elekeiroz: 2.3%
Ambev: 2.1%
Dow Brasil: 1.5%
Monsanto: 1.5%
Bavaria: 1.0%
Others: 5.9%

Source: Braskem (only for information related to Cetrel), companies, press

Executive summary (cont'd)

- In order to mitigate the risk of mismanagement by a third party that could potentially acquire a controlling stake in Cetrel, Braskem announced on January 27, 2017, that its Board of Directors approved the signing of a Purchase and Sale Agreement with Odb Utilities, a subsidiary of Odb Ambiental, for the acquisition of Odb Utilities' stake in Cetrel, representing 63.7% of its voting and total capital for an amount of R$610 million (**"Purchase Price"**)
  - Odebrecht S.A. has refrained from its right to vote in the Board of Directors of Braskem regarding this Transaction
  - Cetrel is a strategic company within Camaçari Industrial Pole and operates the largest effluent and waste treatment facility in Latin America
- Cetrel is critical to Braskem's activities in Camaçari: all effluent, waste treatment and all water supply of Braskem's facilities in Camaçari are provided by Cetrel
  - The water supply is provided by Cetrel's subsidiary Distribuidora de Água Camaçari S.A. (**"DAC"**)
- Braskem has a superior knowledge of Cetrel's operations since it was Cetrel's controlling shareholder from 2005 to 2012 (see transaction multiples section for further details)

** Summary of economic stakes (direct / indirect) in Cetrel*

- *Odebrecht S.A.: 36.9%*
- *FUNCEF: 11.0%*
- *FI-FGTS: 15.8%*
- *Others: 36.3%*



FI-FGTS
ODEBRECHT
PETROBRAS
30%
70%
50% of voting shares
38% of total capital
47% of voting shares
36% of total capital
ODEBRECHT Ambiental
FUNCEF
Braskem
82.7%
17.3%
Sale of 63.7% stake in Cetrel to Braskem in Jan-2017 for $610m
Odb Utilities
63.7%
CETREL Odebrecht Ambiental
36.3%
Others
State of Bahia: 10.6%
Bahia Specialty Cellulose: 4.5%
Sudic: 4.5%
State of Bahia University: 2.6%
Elekeiroz: 2.3%
Ambev: 2.1%
Dow Brasil: 1.8%
Monsanto: 1.5%
Bavária: 1.0%
Others: 5.9%

Source: Braskem (only for information related to Cetrel), companies, press

Executive summary (cont'd)

- As per Engagement Letter signed on April 17, 2017, BNP Paribas has been retained to deliver a Fairness Opinion to Braskem on the Purchase Price, on a stand-alone basis and in a strictly financial point of view
- This Valuation Report is a support material for the Fairness Opinion, which is exclusively based on Information received from Braskem, on the representations made by Braskem in the Management Representation Letter signed on April 18, 2017, and publicly available information
- Based on the Information, including 2017-2036 business plan ("**Business Plan**"), BNP Paribas has performed a valuation based on Discounted Cash Flow ("**DCF**") for (i) Cetrel excluding its stake in DAC, and (ii) DAC. The valuation, as of March 31, 2017, resulted in a value range of R$934-1,027 million for 100% of Cetrel's capital, **implying a value range of R$594-654 million for Odb Utilities' 63.7% stake in Cetrel's total capital** (as per the table below)

Cetrel (including DAC)	Minimum value	Mid-point value	Maximum value
100% of Equity Value	R$934m	R$980m	R$1,027m
63.7% of Equity Value	**R$594m**	**R$624m**	**R$654m**

- The maximum and minimum values were obtained through sensitivity analysis (+/- 4.75%) of the mid-point, in line with CVM's[1] guidelines for valuation reports (CVM's instruction 361) that require a difference between minimum and maximum value of no more than 10%
- The presented values do not consider due diligence adjustments (other than those considered and indicated by Braskem) as it was not the scope of BNP Paribas to perform due diligence in the context of the Engagement Letter. The purpose of this Valuation Report (and the Fairness Opinion) is not to reflect or issue an opinion on the contemplated transaction nor its terms and conditions, except for the Purchase Price
- The presented values do not factor potential synergies that may arise from the transaction

- **As a result, BNP Paribas considers that, as of the date hereof and based on the Information received, the Purchase Price is fair from a financial point of view to Braskem**
- For the acquisition of Cetrel, Braskem was assisted by top-notch advisors for financial, accounting, legal and environmental matters, as well as advisory on the organization of the transaction process and negotiations

(1) Comissão de Valores Mobiliários (Brazilian securities regulatory agency)

Executive summary: Valuation methodologies

	Methodology	Description / Assumptions	Merits

Primary valuation methodology used, on which BNP Paribas based its conclusions	**DISCOUNTED CASH FLOW**	▪ DCF valuation based on the Business Plan projections in R$ nominal terms received from Braskem for 2017-2036
		▪ Business Plans received for (i) Cetrel excluding DAC operations and (ii) DAC, evaluated based on Free Cash Flow to Firm (FCFF)
		▪ Tax benefits (tax loss carryforward and SUDENE tax benefit) valued separately
		▪ **Valuation parameters:**
		  ▪ Valuation date as of March 31, 2017 (latest unaudited trial balances available before the date of this Valuation Report)
		  ▪ Discount rate (WACC) reflects investors' expectations in the current market environment: 11.6% (in R$ nominal)
		  ▪ Mid-year convention (assumes that cash flow is generated throughout the year)
		▪ **Terminal value calculation methodology**
		  ▪ Calculated in 2037, according to Gordon-Shapiro method
		    ▪ Perpetual growth rate assumes 4.2% in nominal terms (long-term inflation estimates) and 0% of real growth
		    ▪ Long-term EBITDA margin maintained constant as of 2036 (last year of Business Plan received)
		    ▪ D&A based on the extrapolation of D&A schedule in 2037
		    ▪ Capex calculated as 100% of D&A
		    ▪ Change in working capital calculated as a % of net revenues (based on 2036 level)
		    ▪ No tax benefits (tax loss carryforward and SUDENE tax benefits) considered in the terminal value calculation
			✓ ✓ ✓
			Intrinsic method which captures at perpetuity the free cash flow generation of companies and discounts it at a WACC that reflects the current market conditions in Brazil and the systemic risk of the companies' industry sector

Other reference values supporting the conclusion	**Historical multiples of comparable transactions & Previous transaction**	▪ EV/EBITDA LTM multiples of comparable transactions in the environmental services, effluents treatment and water worldwide ▪ Presented only for illustrative purposes due to the different operational and financial profile of Cetrel in relation to the companies in the selected transactions ▪ EV/EBITDA LTM multiple from previous transaction (sale of Cetrel to Odb Ambiental by Braskem in 2012)	✓ ✓ *Usually reflects a control premium*
Other reference values with limited relevance	**Trading multiples of comparable companies**	▪ EV/EBITDA (FY+1 and FY+2) multiples of listed comparable companies in the environmental services, effluents treatment and water worldwide ▪ Presented only for illustrative purposes due to the differences of operational and financial profiles between Cetrel and the selected set o comparable companies	✗ *Methodology normally used in the valuation of minority participations as it does not consider control premium*

Executive summary: Multi-criteria valuation and considered range of values

✓✓✓ Most relevant method:
Most relevant method is the Discounted Cash Flow

✓✓ Some relevance
Transaction multiples are considered a method with limited relevance, considering that there is no clear comparable for Cetrel (size, market, products and countries of operation)

✗ Limited relevance
Trading multiples are considered a method with very limited relevance, considering that:
(i) there is no clear publicly traded comparable company for Cetrel
(ii) trading multiples do not reflect control premium

Equity Value (63.7% basis) (R$m)



R$610m (announced Purchase Price)
400
500
600
700
800
900
✓✓✓ DCF
594
624
654
✓✓ Transaction multiples (1)
600
636
673
✓✓ Previous Transaction
Based on 14.9x EV/EBITDA LTM from the sale of Cetrel by Braskem in 2012(5)
889
✗ Trading multiples (2) (no control premium)

EqV @ 63.7%	400	500	600	700	800	900
EqV @ 100%	628	785	942	1,099	1,256	1,413
(+) Adj. Net Debt(3)	326	326	326	326	326	326
(-) Net Present Value of TLCF and SUDENE	(168)	(168)	(168)	(168)	(168)	(168)
Enterprise Value (EV) before tax benefits	786	943	1,100	1,257	1,414	1,571
EV/EBITDA 2017e	6.8x	8.2x	9.6x	10.9x	12.3x	13.7x
EV/EBITDA 2018e	6.0x	7.2x	8.4x	9.6x	10.8x	12.0x

Comments

- *EBITDA 1Q17 LTM(4): 115.6m*
- *EBITDA 2017e: R$115.0m*
- *EBITDA 2018e: R$130.7m*
- *Adj. Net Debt 1Q17(3): R$325.6m*

Discounted cash flow

- Business Plan provided by Braskem for the years of 2017 to 2036. Terminal value in 2037 according to Gordon-Shapiro method
- Free Cash Flow to Firm discounted by WACC of 11.6% in R$ nominal terms
- Perpetuity growth rate of 4.2% (0% of real growth), equivalent to Brazil's LT inflation
- Minimum and maximum values based on the following sensitivity: -/+ 4.75%(5)

Transaction multiples

- Retained metric: average EV/EBITDA LTM (10.0x) applied to EBITDA 1Q17 LTM
- Minimum and maximum values based on the following sensitivity: -/+ 0.5x average multiple
- Transactions of comparable companies in environmental services, effluents treatment and water worldwide (details in transaction multiples section)

Trading multiples

- Retained metric: EV/EBITDA
- Minimum and maximum values based on 2017e (7.9x) and 2018e (7.3x) average multiples of listed comparable companies worldwide (details in trading multiples section)

Source: Braskem, Capital IQ, press
(1) Trading and transaction multiples do not reflect the NPV (Net Present Value) of Cetrel's tax benefits (R$10.0m related to tax loss carryforward and R$157.8m related to the SUDENE tax benefit), which were adjusted for the reconciliation of the Equity Value (details in trading and transaction multiples sections). (2) EV/EBITDA LTM multiple should already reflect Cetrel's tax benefits, thus the reconciliation of EV to EqV does not include the NPV of tax loss carryforward (TLCF) and SUDENE (details in the transaction multiples section). (3) Net debt adjusted for judicial deposits, provision for contingencies, LT tax payable in installments and dividends payable. (4) Not adjusted for non-recurring items. (5) In line with CVM's guidelines for valuation reports.

Agenda

	Seção	Pág.

Water treatment and supply market in Brazil

Overview

- The market as a whole embraces all the water that is collected, treated and distributed to the agricultural, industrial and residential segments
- Agriculture is the largest consumer segment of water in Brazil, accounting for 60% of 2014 total volume
- Brazil accounted for 9.6% of the Americas water utilities industry value in 2014
- The water utilities industry is characterized by a lack of choice of suppliers as the utilities are often organized in state or regional monopolies

Main companies

Company	Net Rev. 2016	Description
Sabesp	R$14,098m	Provides basic sanitation services comprising potable water supply and sewage collection in São Paulo state
CEDAE	R$4,281m	Engaged in the operation and maintenance of water collection, treatment, distribution and adduction in municipalities of the Rio de Janeiro state
SANEPAR	R$3,477m	Offers basic sanitation services comprising potable water supply and sewage collection in Parana state

Market size evolution (R$bn)



CAGR10-14: 10%
CAGR15e-19e: 7%
47.3
53.6
61.0
66.0
69.0
74.5
80.2
86.2
92.5
99.1
2010
2011
2012
2013
2014
2015e
2016e
2017e
2018e
2019e

Source: MarketLine

2014 market volume breakdown



Industrial 17%
Agriculture 60%
Domestic 23%
Total: 82.8bn m³

Effluent treatment market in Brazil

Overview

- Sewage treatment and basic sanitation services account for a much larger share of the effluent treatment market than industrial effluent
- The market in Brazil is dominated by the public sector and is structured in a collection of geographically-defined monopolies, in which residential and corporate customers are rarely able to choose their effluent treatment service company
- The effluent treatment market in Brazil is mainly driven by three industries:
  - Food and beverage
  - Pulp and paper
  - Metals and mining

Market trends in effluents treatment stations

- **A widely adopted model is the offsite, in which effluents are sent to external treatment stations. Customers pay a monthly fee to have their effluents treated**
- **Municipalities and companies are starting to work more actively with BOT[1] (build, operate and transfer) projects**
- **EPC projects tend to decrease given that they require large investments to maintain this structure**

Industrial effluent treatment market drivers



Food & beverage

- F&B companies have been consistently demanding more effective technology in effluent treatment, pursuing reduction of costs



Pulp & paper

- Uses large water volumes in its cycles, therefore produces a lot of effluents
- Effluent treatment is essential since a lot of the used raw material is toxic



Metals & mining

- Small and medium size companies are not fully committed to effluent treatment, showing a growth perspective since regulation is becoming stricter

Competitive landscape

Company	Description
Odebrecht	Former Foz do Brasil S.A., it engages in sanitation, sewage and wastewater treatment, as well as waste management activities
Degrémont	Provides water treatment solutions focused on the industrial sector mostly within oil & gas, pulp & paper and petrochemical companies
Estre	Focused on environmental services of usage and management of waste. Recent expansion through acquisitions
ENFIL	Focused on providing air and water purification as well as effluent treatment services. Have been losing market share due to reduced investments
	Engaged in collection, treatment, supply and distribution of water and sewage to public and private sectors. Focus on public concessions
CAB ambiental	Operates and manages public water and sewage systems. Attempted an IPO in 2011

Source: Business Sweden as of 2014

(1) Type of project financing in which a private entity receives a concession from the private or public sector to finance, design, build, and operate a facility stated in the concession contract

Cetrel at a glance

CETREL
Odebrecht Ambiental

Leader in environmental solutions for the Brazilian industrial sector

On October 27, 2016, Brookfield announced the acquisition of 70% of Odb Ambiental (pending closing)

On January 27, 2017, Braskem announced the approval by its Board of Directors for the acquisition of Odb Ambiental's stake (through Odb Utilities) in Cetrel

Overview

- Founded in 1978, along with the first companies of the Industrial Pole of Camaçari ("**PIC**"), Cetrel is a Brazilian company engaged in:
  1. Treatment and final disposal of effluents and industrial waste
  2. Environmental monitoring of air and water
  3. Supply, distribution and reuse of clarified and demineralized water (through its subsidiary DAC)
- The company has more than 100 customers
- The company is audited by PwC since 2005

Key events

2017	**Announcement of sale of the stake held by Odb Ambiental in Cetrel to Braskem**
2013	Incorporation of DAC (2Q13)
2012	**Braskem sells Cetrel to Odb Ambiental**
2012	Inauguration of the water reuse plant
2012	Inauguration of the power cogeneration plant
2011	Inauguration of the Innovation and Environmental Technology Center
2010	Expansion to other states (SP, RJ, AL, RS)
2005	**Braskem becomes majority shareholder**
1992 - 94	Inauguration of the water and air monitoring emissary
1991	Inauguration of the incineration station
1978	Beginning of operations in the Industrial Pole of Camaçari, BA

Shareholding structure



ODEBRECHT Ambiental
FUNDAT
82.7%
17.3%
Odb Utilities
Others
63.7%
36.3%
CETREL Odebrecht Ambiental
100%
100%
100%
Anamb(1)
DAC
Bioenergia(1)

- State of Bahia: 10.6%
- Bahia Specialty Cellulose: 4.5%
- Sudic: 4.5%
- Bahia State University: 2.6%
- Elekeiroz: 2.3%
- Ambev: 2.1%
- Dow Brasil: 1.5%
- Monsanto: 1.5%
- Bavária: 1.0%
- Others: 5.9%

Overview of the Industrial Pole of Camaçari



Salvador
Industrial Pole of Camaçari, BA

Source: Braskem
(1) Anamb (laboratory services) and Cetrel Bio (power cogeneration) were discontinued

Portfolio of services and products

CETREL
Odebrecht Ambiental

CETREL
Odebrecht Ambiental

Cetrel (excl. DAC operations)

Effluents treatment

- Capacity to treat up to 150,000m³/day. It has the following facilities:
  - 53 km of collection network and transport of organic effluents
  - 30 km of pipelines and channels for collecting and transporting inorganic effluents
  - 2 lifting stations for pumping organic effluents
  - 2 emergency basins with 30,000 m³ of storage capacity
  - 3 lifting stations for pumping effluents from the uncontaminated water system
  - 1 Effluent Treatment Station (ETE)
  - Ocean disposal system with capacity of 10,800m³/h, and approx. 16 km long


35.4%



Gross Revenues 2016[1]
R$113.7m

Monitoring and Others

Monitoring:

- System for monitoring the quality of liquid effluents, water resources and air monitoring. Provides services to companies throughout Brazil, but mainly in the pole of Camaçari where it has a strategic role
- It mainly includes quality control laboratories, integrated environmental data management systems and mobile monitoring stations, including all environmental data history related to the Camaçari industrial pole

Others:

- Incineration
- Co-processing
- Waste management


Monitoring
12.3%
Others 0.8%



Gross Revenues 2016[1]
R$44.3m

DAC

Supply and distribution of water

- Collection, production and distribution of (i) demineralized, (ii) clarified, and (iii) potable water with capacity of 30 million m³/year, which, besides attending Bahia State University, it serves 60% of the water demand of Camaçari industrial pole. Main assets include:
  - Adductor and collector system in water wells
  - Filtering systems and clarifiers
  - Reverse osmosis membrane system (for demineralized water)
  - Reuse basin and pipe distribution network


Potable water
3.5%
Clarified water
26.7%
21.3%
Demineralized water



Gross Revenues 2016[1]
R$150.7m

Source: Braskem
(1) Gross revenues breakdown based on individual unaudited trial balances provided by Braskem. Gross revenues net of cancelations

Financial highlights

CETREL

Audited financials by PwC from 2013 to 2015

2016 figures based on unaudited trial balances and without the elimination of intercompany transactions, which historically (until 6M16) are not meaningful

CETREL – Financial highlights[1]

FYE 31/12 R$m	2013	2014	2015	2016
Effluents treatment	91.0	99.0	126.5	113.7
Monitoring[2]	35.7	38.5	44.0	39.4
Others[3]	14.9	7.8	4.7	4.9
Gross Revenues[4]	**141.6**	**145.2**	**175.2**	**158.1**
% Growth	*n.a.*	*2.5%*	*20.6%*	*(9.8%)*
(-) Deductions	(17.4)	(17.8)	(21.7)	(19.2)
Net Revenues	**124.2**	**127.4**	**153.5**	**138.9**
% Growth	*n.a.*	*2.6%*	*20.5%*	*(9.5%)*
EBITDA	**34.8**	**33.0**	**56.3**	**45.6**
% Net revenues	*28.0%*	*25.9%*	*36.6%*	*32.8%*
EBIT	**(2.0)**	**5.8**	**29.8**	**18.3**
% Net revenues	*(1.6%)*	*4.5%*	*19.4%*	*13.2%*
Net Income	**(3.4)**	**(7.8)**	**8.2**	**(4.7)**
% Net revenues	*(2.8%)*	*(6.2%)*	*5.3%*	*(3.4%)*
Balance sheet elements				
Net Debt	152.1	148.7	137.4	115.2
Net Debt / EBITDA	*4.4x*	*4.5x*	*2.4x*	*2.5x*
Total Assets	808.0	767.2	744.5	759.5
Shareholders' Equity	528.5	506.3	481.0	n.a.

DAC – Financial highlights

FYE 31/12 R$m	2013[5]	2014	2015	2016
Gross Revenues[4]	**71.9**	**108.0**	**135.6**	**150.7**
% Growth	*n.d.*	*50.1%*	*25.5%*	*11.2%*
(-) Deductions	(10.8)	(11.9)	(25.0)	(27.5)
Net Revenues	**61.1**	**96.1**	**110.6**	**123.2**
% Growth	*n.a.*	*57.3%*	*15.1%*	*11.4%*
EBITDA	**29.6**	**55.6**	**56.8**	**67.1**
% Net revenues	*48.4%*	*57.9%*	*51.4%*	*54.5%*
EBIT	**21.9**	**49.5**	**50.7**	**58.8**
% Net revenues	*35.8%*	*51.5%*	*45.8%*	*47.7%*
Net Income	**9.8**	**19.3**	**13.3**	**23.9**
% Net revenues	*16.1%*	*20.1%*	*12.0%*	*19.4%*
Balance sheet elements				
Net Debt	174.7	178.9	202.5	212.7
Net Debt / EBITDA	*5.9x*	*3.2x*	*3.6x*	*3.2x*
Total Assets	240.4	248.9	277.7	297.9
Shareholders' Equity	53.3	52.0	48.5	n.a.

CETREL (ex. DAC operations) – Main clients

Braskem	bsc	BASF	Petrobras	inea
20%	13%	10%	6%	6%

Five largest clients represent 55% of Cetrel's sales in 2015

DAC – Main clients

Braskem	Oxiteno	BASF	Elekeiroz	Petrobras
67%	11%	6%	4%	2%

Five largest clients represent 90% of DAC's sales in 2015

Source: Braskem
(1) Do not consider results from subsidiaries (equivalência patrimonial), do not consider Anambi and Cetrel Bio and do not eliminate intercompany transactions; (2) Monitoring, consulting and laboratory services; (3) Waste management, incineration and co-processing; (4) Gross revenues net of cancellations; (5) Considers 9 months of results for DAC, as it was incorporated in 2Q13

Agenda

Historical financial analysis – Consolidated

FYE 31/12 R$m	2013[6]	2014	2015	6M15	6M16
	Consolidated audited financial statements[1]			*Mazars' due diligence report[1]*	
Water	61.2	110.3	135.9	n.a.	77.7
Effluent treatment	91.0	99.0	126.5	n.a.	57.0
Monitoring[2]	35.7	38.5	45.1	n.a.	21.3
Waste management	8.4	5.3	4.2	n.a.	1.1
Others[3]	0.2	0.2	0.1	n.a.	0.2
Gross revenues	**196.5**	**253.2**	**311.8**	**146.5**	**157.3**
% growth	*n.a.*	*28.9%*	*23.2%*	*n.a.*	*7.4%*
(-) Deductions	(24.4)	(29.7)	(47.1)	(16.8)	(23.9)
% gross revenue	*(12.4%)*	*(11.7%)*	*(15.1%)*	*(11.5%)*	*(15.2%)*
(=) Net revenues	**172.1**	**223.6**	**264.8**	**129.7**	**133.4**
% growth	*n.a.*	*29.9%*	*18.4%*	*n.a.*	*2.8%*
(-) Costs and Expenses	**(117.1)**	**(135.1)**	**(153.6)**	**(74.0)**	**(74.8)**
% net revenues	*(68.0%)*	*(60.4%)*	*(58.0%)*	*(57.1%)*	*(56.1%)*
Personnel	(51.0)	(48.3)	(49.1)	n.a.	n.a.
Materials	(18.7)	(26.2)	(30.4)	n.a.	n.a.
Power, rent and communication	(14.5)	(20.9)	(27.2)	n.a.	n.a.
Related parties	-	(12.1)	(15.3)	n.a.	n.a.
Tax credit	0.7	1.5	4.8	n.a.	n.a.
Other expenses	(35.5)	(29.0)	(36.5)	n.a.	n.a.
EBITDA	**55.0**	**88.5**	**111.2**	**55.6**	**58.5**
% net revenues	*32.0%*	*39.6%*	*42.0%*	*42.9%*	*43.9%*
(-) D&A	41.6	34.3	33.4	n.a.	17.4
EBIT	**13.3**	**54.2**	**77.7**	n.a.	**41.2**
% net revenues	*7.8%*	*24.2%*	*29.4%*	n.a.	*30.9%*
Financial result	(16.9)	(36.2)	(51.3)	n.a.	(25.8)
EBT	**(3.5)**	**18.0**	**26.5**	n.a.	**15.4**
% net revenues	*(2.0%)*	*8.0%*	*10.0%*	n.a.	*11.5%*
Income tax & social contribution	7.0	(7.6)	(7.9)	n.a.	(5.5)
% EBT	*n.m.*	*(42.4%)*	*(29.8%)*	n.a.	*(35.8%)*
Net income	**3.5**	**10.4**	**18.6**	n.a.	**9.8**
% net revenues	*2.0%*	*4.6%*	*7.0%*	n.a.	*7.4%*

Source: Braskem
(1) Includes Anamb (Laboratory services) and Cetrel Bio (power co-generation), which were discontinued; (2) Monitoring, consulting and laboratory services; (3) Incineration and Co-processing; (4) Nearly 100% of water revenues from DAC; (5) Breakdown of sales based on reconciliation of Mazars' due diligence report and management figures (does not consider Anamb and Cetrel Bio); (6) Considers 9 months of results for DAC, as it was incorporated in 2Q13

Comments

Historical information made available until the date of this report:

- 2013-15 audited financial statements for Cetrel (consolidated[1] and individual) and DAC
- 6M16, 2016 and 1Q17 individual unaudited trial balances for Cetrel and DAC
  - This report considers the sum of Cetrel and DAC individual unaudited trial balances (no elimination of intercompany figures)
- Mazars' due diligence report (accounting advisor) focused on Cetrel's (individual and consolidated) and DAC's 6M16 unaudited figures (limited analysis of Anamb and Cetrel Bio)

1 Sales focused on the companies in the Camaçari industrial pole divided between (i) Services (Cetrel); and (ii) Water supply and distribution (DAC)

- **Water[4]**: revenue from reuse water, as producer of: (i) Demineralized; (ii) Clarified; and (iii) Potable water
  - Braskem is the main client, responsible for 68% of 6M16 sales (67% in 2015 and 72% in 2014)
  - Strong growth (37%) in Demineralized water sales in 2015
  - 2013 figures reflect only 9 months of DAC's operation as it was incorporated in 2Q13
- **Effluent treatment**: analysis, treatment and management of industrial effluents in two systems: (i) Organic; and (ii) Non-contaminated water
  - Strong increase in 2015 due to rainfall volumes above usual levels
- **Monitoring**: includes consulting and laboratory revenues
  - Main clients are: Braskem with 31% of 6M16 sales (33% in 2015 and 43% in 2014), INEA with 19% of 6M16 sales (23% in 2015) and Petrobras with 15% of 6M16 sales (15% in 2015)
- **Waste management**: identification, quantification, segregation, storage, treatment and proper disposal according to applicable legislation
  - Cristal Pigmentos do Brasil is the main client responsible for 70% of 6M16 sales (68% in 2015 and 72% in 2014)

6M16 Gross revenue breakdown by Top 5 clients[5]



Consolidated
67.3%
Braskem, 44.1%
BSC, 7.5%
Effluent
60.1%
Braskem
Monsanto

Historical financial analysis – Consolidated (cont'd)

FYE 31/12 R$m	2013[6]	2014	2015	6M15	6M16
	Consolidated audited financial statements[1]			*Mazars' due diligence report[1]*	
Water	61.2	110.3	135.9		77.7
Effluent treatment	91.0	99.0	126.5		57.0
Monitoring[2]	35.7	38.5	45.1	n.a.	21.3
Waste Management	8.4	5.3	4.2		1.1
Others[3]	0.2	0.2	0.1		0.2
Gross revenues	**196.5**	**253.2**	**311.9**	**146.5**	**157.3**
% growth	*n.a.*	*28.9%*	*23.2%*	*n.a.*	*7.4%*
(-) Deductions	(24.4)	(29.7)	(47.1)	(16.8)	(23.9)
% gross revenue	*(12.4%)*	*(11.7%)*	*(15.1%)*	*(11.5%)*	*(15.2%)*
(=) Net revenues	**172.1**	**223.6**	**264.8**	**129.7**	**133.4**
% growth	*n.a.*	*29.9%*	*18.4%*	*n.a.*	*2.8%*
(-) Costs and Expenses	(117.1)	(135.1)	(153.6)	(74.0)	(74.8)
% net revenues	*(68.0%)*	*(60.4%)*	*(58.0%)*	*(57.1%)*	*(56.1%)*
Personnel	(51.0)	(48.3)	(49.1)		
Materials	(18.7)	(26.2)	(30.4)		
Power, rent and communication	(14.5)	(20.9)	(27.2)	n.a.	
Related parties	-	(12.1)	(15.3)		
Tax credit	0.7	1.5	4.8		
Other expenses	(35.5)	(29.0)	(36.5)		
EBITDA	**55.0**	**88.5**	**111.2**	**55.6**	**58.5**
% net revenues	*32.0%*	*39.6%*	*42.0%*	*42.9%*	*43.8%*
(-) D&A	41.6	34.3	33.4		17.4
EBIT	**13.3**	**54.2**	**77.7**		**41.2**
% net revenues	*7.8%*	*24.2%*	*29.4%*		*30.9%*
Financial result	(16.9)	(36.2)	(51.3)		(25.8)
EBT	**(3.5)**	**18.0**	**26.5**	n.a.	**15.4**
% net revenues	*(2.0%)*	*8.0%*	*10.0%*		*11.5%*
Income tax & social contribution	7.0	(7.6)	(7.9)		(5.5)
% EBT	*n.m.*	*(42.4%)*	*(29.8%)*		*(35.8%)*
Net income	**3.5**	**10.4**	**18.6**		**9.9**
% net revenues	*2.0%*	*4.6%*	*7.0%*		*7.4%*

Source: Brasken
(1) Includes Amanhã (Laboratory services) and Cetrel Bio (power co-generation); (2) Monitoring, consulting and laboratory services; (3) Incineration and Co-processing; (4) Breakdown of costs and expenses based on Mazars' due diligence report and audited figures; (5) ANEEL – Agência Nacional de Energia Elétrica; (6) Considers 9 months of results for DAC, as it was incorporated in 2013

Comments

2 Most of Cetrel's cost and expenditure structure is composed of: **Personnel, Power, Materials, Water, Services, Maintenance and Related Parties**

- **Personnel:** recent reduction in the number of employees due to restructuring and discontinuation of auxiliary businesses
- **Power, rent and communication:** "red flag" power tariff in 2015 (higher power prices) and reclassification by ANEEL[5] to "green flag" power tariff in 6M16 (lower power prices)
- **Materials:** main costs refer to chemical materials for water treatment and extraction/purchase of water
- **Related parties:** mainly composed of Odb Ambiental (holding) allocation of expenses to its subsidiaries (R$3.6m in 6M16 and R$13m in 2015)
- **Tax credit:** change in Bahia state policy for ICMS tax after 2015
  - 18% ICMS tax over DAC's demineralized water sales and tax credit over the raw materials used in demineralized water production

- **Other expenses:** mainly composed of third party service providers and maintenance of machines, equipment and buildings
  - Higher expenses with security & surveillance services (GPS Predial Sistemas de Segurança Ltda.) and maintenance (Manserv Montagem e Manutenção S.A.)

2015 Detailed breakdown of Costs and Expenses[4]



Rent and communication 2%
3% Others
Security & Surveillance services 2%
Other 3rd party services
7%
Water
8%
32%
Personnel
Related parties
10%
9%
Maintenance
12%
15%
Power
Materials (ex-water)

3 Mainly composed of **deferred taxes** related to goodwill amortization, tax loss carryforward, value added and other temporary differences

- Goodwill generated after Odb Ambiental acquisition in 2013

Historical financial analysis – Consolidated (cont'd)

FYE 31/12 R$m	2013	2014	2015
	Consolidated audited financial statements[1]		
Total Assets	**995.0**	**964.2**	**956.9**
Current Assets	**92.5**	**75.8**	**81.8**
Cash and Cash Equivalents	42.4	26.7	20.4
(4) Accounts Receivable	39.9	34.0	45.4
Inventory	4.1	4.6	5.6
Recoverable Taxes	5.5	8.6	9.3
Others	0.6	2.0	1.2
Non-Current Assets	**902.5**	**888.4**	**875.1**
Accounts Receivable	0.1	0.0	0.0
Related Parties	-	-	0.2
Restricted Cash	7.7	11.0	12.1
Deferred Taxes	125.6	114.9	108.0
Recoverable Taxes	3.0	3.0	3.1
Others	4.0	4.6	4.9
Investments	1.9	1.8	1.8
(5) Net PP&E	396.2	396.5	393.8
Intangibles	362.2	356.5	351.1
Total Liabilities and Equity	**995.0**	**964.2**	**956.9**
Total Liabilities	**466.5**	**457.9**	**475.9**
Current Liabilities	**45.2**	**49.1**	**50.6**
(6) Suppliers	9.5	11.9	8.1
Short-term Debt	23.3	23.0	23.1
Payable taxes	2.7	3.5	5.7
Salaries	8.4	7.8	7.4
Dividends to be Paid	0.8	2.9	4.5
Other	0.0	0.0	1.8
Non-Current Liabilities	**421.3**	**408.8**	**425.4**
Long-term Debt	353.6	341.8	348.4
Related Parties	-	2.0	0.7
Deferred Taxes	64.5	61.4	61.0
Contingencies	3.3	3.6	11.4
Others	-	-	3.9
Shareholders' Equity	**528.5**	**506.3**	**481.0**

Comments

- Note: 2016 balance sheet figures not presented as consolidated figures were not available, only individual unaudited trial balances

(4) Accounts receivables

- Receivables from related parties from 180 to 720 days of R$4.0m in 2015 and R$1.0m in 2014, not provisioned
- Receivables as days of revenues: 62.5 in 2015 and 55.5 in 2014

FYE 31/12 R$m	2014	%	2015	%
Payment due	19.7	55.8%	21.3	45.3%
Less than 30 days	2.7	7.8%	3.5	7.4%
31 to 60 days	1.1	3.2%	2.9	6.1%
61 to 90 days	2.3	6.4%	0.9	2.0%
91 to 180 days	0.7	2.1%	3.1	6.5%
181 to 720 days	2.2	6.4%	6.3	13.5%
More than 720 days	6.5	18.4%	9.1	19.3%
Total (ex- provisioned receivables)	**35.3**		**47.1**	

(5) 2015 Net PP&E breakdown



Others 42.5
Real Estate & Improvements 124.6
On-going works 95.2
Networks and Pipes 39.7
Machines & Equipments 91.7

PP&E	Lifetime
Machines & Equipments	5 to 10 years
Networks and Pipes	8 to 50 years
Buildings	2 to 60 years
On-going works	n.a.
Real Estate & Improvements	2 to 60 years
Others	n.a.

(6) Braskem is the main supplier, accounting for 29% in 2015 and 25% 6M16[2]

Source: Braskem
(1) Includes Anambi (Laboratory services) and Cetrel Bio (power co-generation); (2) From Mazars: 2015 suppliers of R$7.3m (does not include Anambi, Cetrel Bio and Medical services payable)

Historical financial analysis – Consolidated (cont'd)

FYE 31/12 R$m	2013	2014	2015
	Consolidated audited financial statements(1)		
Total Assets	**995.0**	**964.2**	**956.9**
Current Assets	**92.5**	**75.8**	**81.8**
Cash and Cash Equivalents	42.4	26.7	20.4
Accounts Receivable	39.9	34.0	45.4
Inventory	4.1	4.6	5.6
Recoverable Taxes	5.5	8.6	9.3
Others	0.6	2.0	1.2
Non-Current Assets	**902.5**	**888.4**	**875.1**
Accounts Receivable	0.1	0.0	0.0
Related Parties	-	-	0.2
Restricted Cash	7.7	11.0	12.1
Deferred Taxes	125.6	114.9	108.0
Recoverable Taxes	3.0	3.0	3.1
Others	4.0	4.6	4.9
Investments	1.9	1.8	1.8
Net PP&E	398.2	396.5	393.8
Intangibles	362.2	356.5	351.1
Total Liabilities and Equity	**995.0**	**964.2**	**956.9**
Total Liabilities	**466.5**	**457.9**	**475.9**
Current Liabilities	**45.2**	**49.1**	**50.6**
Suppliers	9.9	11.9	8.1
7 Short-term Debt	23.3	25.0	23.1
Payable taxes	2.7	3.5	5.7
Salaries	8.4	7.8	7.4
Dividends to be Paid	0.8	2.9	4.5
Other	0.0	0.0	1.8
Non-Current Liabilities	**421.3**	**408.8**	**425.4**
7 Long-term Debt	353.6	341.8	348.4
Related Parties	-	2.0	0.7
Deferred Taxes	64.5	61.4	61.0
Contingencies	3.3	3.6	11.4
Others	-	-	3.9
8 **Shareholders' Equity**	**528.5**	**506.3**	**481.0**

Comments

- Note: 2016 balance sheet figures not presented as consolidated figures were not available, only individual unaudited trial balances

7 1Q17(2) Gross debt breakdown

	Amount (R$m)	% of total	Maturity(4)	Issuance(4)	Cost(4)
CETREL					
Debenture	106.0	30.1%	set-25	set-13	CDI x 126.5%
FINEP	15.1	4.3%	dez-19	n.a.	4% / 5.25%
Total Cetrel Ind.	**121.1**	**34.4%**			
DAC					
Debenture	223.9	63.6%	set-25	set-13	IPCA + 8%
Finisa	7.2	2.0%	jun-25	n.a.	3.5%
Total DAC	**231.0**	**65.6%**			
Cetrel (Consolidated)(3)	**352.2**				

8 Reduction of Retained Earnings for dividend payments

	2013	2014	2015
Shareholders' Equity	**528.5**	**506.3**	**481.0**
Share Capital	240.0	240.0	240.0
Capital Reserve	173.5	173.5	173.5
Retained Earnings	91.7	70.0	45.3
Fair Value Adjustments	23.4	22.8	22.2

Source: Braskem
(1) Includes Ananké (Laboratory services) and Cetrel Bio (power co-generation). (2) Based on individual unaudited trial balances. (3) Braskem confirmed that there is no intercompany loans (4) Based on 2015 audited financials

Historical financial analysis – 2016 Budget vs. 2016 Actual

6M16 actual figures were used as the basis for 2016 Budget and EBITDA projections in the Business Plan

- Figures due diligenced by Mazars with focus on Cetrel (individual and consolidated) and DAC (limited analysis of Anamb and Cetrel Bio)

Considering the similarity between 2016 actual performance and the data used for Business Plan projections (6M16 results), Braskem considers the Business Plan reflects Cetrel's expected performance in the future

Income statement R$m	Cetrel		DAC		Consolidated	
	2016 Budget	2016 Actual	2016 Budget	2016 Actual	2016 Budget	2016 Actual[1]
Gross Revenues	**158.8**	**158.1**	**155.5**	**150.7**	**314.2**	**308.8**
(-) Deductions	(19.6)	(19.2)	(28.2)	(27.5)	(47.8)	(46.6)
% gross revenues	(12.4%)	(12.1%)	(18.1%)	(18.2%)	(15.2%)	(15.1%)
(=) Net Revenues	**139.2**	**138.9**	**127.3**	**123.2**	**266.4**	**262.2**
(-) Cash COGS	(78.6)	(74.1)	(54.8)	(53.5)	(133.5)	(127.6)
% net revenues	(56.5%)	(53.3%)	(43.1%)	(43.4%)	(50.1%)	(48.7%)
(+) Tax Credits	1.7	3.7	1.9	1.6	3.7	5.3
% net revenues	1.3%	2.7%	1.5%	1.3%	1.4%	2.0%
(=) Gross Profit	**62.3**	**68.5**	**74.3**	**71.3**	**136.6**	**139.8**
% net revenues	44.8%	49.3%	58.4%	57.8%	51.3%	53.3%
(-) Operating Expenses	(15.6)	(22.9)	(3.4)	(4.2)	(19.0)	(27.1)
% net revenues	(11.2%)	(16.5%)	(2.7%)	(3.4%)	(7.1%)	(10.3%)
Related Parties	(3.8)	(5.0)	(2.8)	(3.4)	(6.6)	(8.4)
% net revenues	(2.7%)	(3.6%)	(2.2%)	(2.8%)	(2.5%)	(3.2%)
Other expenses	(11.8)	(17.9)	(0.6)	(0.8)	(12.4)	(18.7)
% net revenues	(8.5%)	(12.9%)	(0.5%)	(0.6%)	(4.6%)	(7.1%)
(=) EBITDA	**46.7**	**45.6**	**70.9**	**67.1**	**117.6**	**112.7**
% net revenues	33.6%	32.8%	55.7%	54.5%	44.2%	43.0%
(-) D&A		(27.3)		(8.4)		(35.6)
(=) EBIT		**18.3**		**58.8**		**77.1**
% net revenues		13.2%		47.7%		29.4%
(+/-) Financial Results		(25.4)		(22.6)		(48.0)
(=) EBT		**(7.1)**		**36.2**		**29.1**
% net revenues		(5.1%)		29.4%		11.1%
(-) Income Tax / CSLL		2.3		(12.3)		(10.0)
% net revenues		1.7%		(10.0%)		(3.8%)
Net Income		**(4.7)**		**23.9**		**19.1**
% net revenues		(3.4%)		19.4%		7.3%

Main differences explained by non-recurring operational expenses and other one-off items, such as a R$2.5m loss in the sale of assets

Source: Braskem
(1) Based on the sum of Cetrel and DAC individual unaudited trial balances (no elimination of intercompany figures)

Historical financial analysis – Analysis of 1Q17

- Analysis of 1Q17[1] Net revenues and EBITDA indicate a stronger than expected result when compared to the 25% of the 1st year of Business Plan projections
- 1Q17 Adjusted EBITDA considers the following adjustments[1] related to non-recurring items:
  - R$2.5m regarding Related Parties, associated to Odb Ambiental (holding) allocation of expenses to its subsidiaries. This allocation is not considered in the Business Plan as the companies have the required structure to support its operations
  - R$1.2m related to a one-off industrial waste incineration. This one-off expense is considered in the Business Plan in 2017 equally distributed in 12 months, while in 1Q17 the company incurred with a larger parcel of this one-off expense
- Considering 1Q17 performance was above the expected in the Business Plan, Braskem considers that the Business Plan assumptions reflects Cetrel's expected performance in the future

Net Revenues (R$m)



24% of 2016 Actual
27% of 2017e
+ 19%
64
74
68
1Q16
1Q17(1)
1Q17e (25% of 2017e)

EBITDA (R$m) and margin (%)



24% of 2016 Actual
26% of 2017e
42%
46%
42%
+ 26%
27
34
30
29
1Q16
1Q17(1)
1Q17e (25% of 2017e)
EBITDA
Non-recurring items
% net revenues

Source: Braskem
(1) Information provided by Braskem. Do not consider adjustment related to Profit Sharing as it is a recurring item from 2017 onwards

Main assumptions: Gross revenues

GROSS REVENUES (R$m)

CETREL (excl. DAC operations)		DAC	
Effluents treatment	• Volume growth of 0.5% per year until 2021 and 0% thereafter • Tariff increase according to annual inflation (IGPM index) • Surcharge revenues[1] assumed as zero from 2017 onwards	Clarified water	• Volume growth of 0.5% per year until 2021 and 0% thereafter • Tariff increase according to annual inflation (IPCA index)
Monitoring[2]	• Volume growth of 0.5% per year until 2021 and 0% thereafter • Tariff increase according to annual inflation (IGPM index)	Demineralized water	• Volume growth of 0.5% per year until 2021 and 0% thereafter • Tariff increase according to annual inflation (IPCA index)
Others[3]	• Volume growth of 0.5% per year until 2021 and 0% thereafter • Tariff increase according to annual inflation (IGPM index)	Potable water	• Volume growth of 0.5% per year until 2021 and 0% thereafter • Tariff increase according to annual inflation (IPCA index)



4.8% 4.9% 4.9% 5.0% 4.9% 4.3% 4.3% 4.3% 4.3% 4.3% 4.3% 4.3% 4.3% 4.3% 4.3% 4.3% 4.3% 4.3% 4.3% 4.3%
CAGR (17-36)
0% real growth
324 339 356 374 392 409 427 446 465 485 506 528 551 575 600 626 653 682 711 742
4.9%
4.3%
17e 18e 19e 20e 21e 22e 23e 24e 25e 26e 27e 28e 29e 30e 31e 32e 33e 34e 35e 36e
Effluents treatment - Cetrel
Monitoring - Cetrel
Others - Cetrel
Clarified water - DAC
Demineralized water - DAC
Potable water - DAC
Gross revenue growth



2017e
(R$m)
CETREL (excl. DAC operations)
158
DAC
166



2036e
(R$m)
CETREL (excl. DAC operations)
371
DAC
371

Source: Braskem
(1) Surcharge revenues relate to additional charges to clients whenever the utilization of services is higher than the contracted. (2) Monitoring, consulting and laboratory services. (3) Waste management, incineration and co-processing

Main assumptions: Deductions from gross revenue and cash COGS

DEDUCTIONS FROM GROSS REVENUES (R$m)

CETREL (excl. DAC operations)	DAC
• Taxes on revenues applied to: (i) Effluents treatment; (iii) Monitoring[1]; (iii) Others[2] • PIS / Cofins: 9.25% • ISS: 3.0% • Cancellations[3] assumed as zero from 2017 onwards	• Taxes on revenues applied to: (i) Clarified water; (iii) Demineralized water; (iii) Potable water • PIS / Cofins: 9.25% • ICMS: 18.0% for Demineralized water and no taxation for Clarified and Potable water • Cancellations[3] assumed as zero from 2017 onwards



15.5% 15.5% 15.5% 15.5% 15.5% 15.5% 15.5% 15.5% 15.5% 15.5% 15.4% 15.4% 15.4% 15.4% 15.4% 15.4% 15.4% 15.4% 15.4% 15.4%
50 53 55 58 61 63 66 69 72 75 78 82 85 89 93 97 101 105 110 114
31 32 34 35 37 39 40 42 44 46 48 50 52 54 56 58 61 63 66 69
31 32 33 35 37 38 40 42 44 46
17e 18e 19e 20e 21e 22e 23e 24e 25e 26e 27e 28e 29e 30e 31e 32e 33e 34e 35e 36e
Cetrel
DAC
% Gross revenues

CASH COGS (R$m)

Cost structure assumes the same level of 2016 budget (6M2016 annualized), in terms of % of net revenues, for all cost lines

CETREL (excl. DAC operations)	DAC
% Net revenues 2016 • Materials: **4.1%** • Power: **7.7%** • Personnel: **20.5%** • Rent: **1.1%** • Security: **2.2%** • Services: **5.2%** • Maintenance: **5.7%** • Audit & Consulting: **1.3%** • Others: **5.7%**	**% Net revenues 2016** • Water: **11.7%** • Air: **0.4%** • Steam: **0.3%** • Chemicals[4] Clarified water: **1.5%** Demineralized water: **3.5%** • Power[4] Clarified water: **1.4%** Demineralized water: **5.8%** • Fuel Clarified water: **0.5%** Demineralized water: **1.6%** Potable water: **0.1%** • Personnel: **5.3%** • Services & Others: **12.7%**



50% 50% 50% 50% 50% 50% 50% 50% 50% 50% 50% 50% 50% 50% 50% 50% 50% 50% 50% 50%
137 143 150 158 166 173 180 188 196 205 214 223 233 243 254 265 277 289 301 314
61 63 66 70 73 76 79 83 86 90 93 97 101 106 110 115 120 125 130 135
76 80 84 88 93 97 101 106 110 115 121 126 132 138 144 150 157 164 171 179
17e 18e 19e 20e 21e 22e 23e 24e 25e 26e 27e 28e 29e 30e 31e 32e 33e 34e 35e 36e
Cetrel
DAC
% Net Revenues

Source: Braskem

(1) Monitoring, consulting and laboratory services; (2) Waste management, incineration and co-processing; (3) Cancellations of invoices/bills invoiced to clients; (4) Chemicals and power costs assumed as zero for Potable water

Main assumptions: Tax credits and operating expenses

TAX CREDIT – PIS / COFINS and ICMS credits accumulated on the purchase of certain raw materials

CETREL (excl. DAC operations)

PIS / COFINS Credit
- 11.7% of total PIS / COFINS

DAC

PIS / COFINS Credit
- 13.4% of total PIS / COFINS

ICMS Credit
- 16.0% of total ICMS



2.3% 2.3% 2.3% 2.3% 2.3% 2.3% 2.3% 2.3% 2.3% 2.3% 2.3% 2.3% 2.3% 2.3% 2.3% 2.3% 2.3% 2.3% 2.3% 2.3%
6 7 7 7 8 8 8 9 9 9 10 10 11 11 11 12 12 13 14 14
5 5 5 5 5 6 6 6 6 7 7 7 8 8 8 9 9 9 10 10
17e 18e 19e 20e 21e 22e 23e 24e 25e 26e 27e 28e 29e 30e 31e 32e 33e 34e 35e 36e
Cetrel
DAC
% Net revenues

OPERATING EXPENSES (R$m)

CETREL (excl. DAC operations)

Fixed expenditures adjusted by inflation (IPCA)
- Personnel; Materials; Services; CSC[1]; Others
- Related parties expenses assumed zero because they are associated to Odb Ambiental (holding) allocation of expenses to its subsidiaries, but not actually used by the company as it operates on a standalone basis

Environmental expenses
- Additional expenditures related to environmental remediation works from 2017 to 2026
- R$9.5m of non-recurring expenditure related to industrial waste incineration in 2017

DAC

Fixed expenditures adjusted by inflation (IPCA)
- Related parties expenses assumed zero because they are associated to Odb Ambiental (holding) allocation of expenses to its subsidiaries, but not actually used by the company as it operates on a standalone basis



10.3% → Industrial waste incineration in 2017
→ End of additional expenses of environmental remediation
6.8% 6.7% 6.7% 6.6% 6.6% 6.6% 6.6% 6.6% 6.6%
5.4% 5.4% 5.4% 5.4% 5.4% 5.3% 5.3% 5.3% 5.3% 5.3%
28 19 20 21 22 23 24 25 26 27 23 24 25 26 27 28 29 31 32 33
10
4 4 4 4 4 4 5 5 5 5
14 15 16 16 17 18 18 19 20 21 22 23 24 25 26 27 28 29 30 31
17e 18e 19e 20e 21e 22e 23e 24e 25e 26e 27e 28e 29e 30e 31e 32e 33e 34e 35e 36e
Cetrel
Cetrel - Fixed expenses
Cetrel - Environmental OPEX
Cetrel - Waste incineration (one-off)
% Net revenues

Source: Shipinam. (1) Shared services center

Other assumptions: Capex and working capital

CAPEX (R$m)

CETREL (excl. DAC operations)	DAC
• Maintenance Capex of 5.1% of Net revenues from 2017 onwards • Additional Capex of R$4.0m (as of 2016) adjusted by inflation (IPCA) until 2020 and R$2.5m (as of 2021) adjusted by inflation (IPCA) until 2026. Relates to environmental remediation works • Depreciation of existing assets and new investments based on an average useful life of 14 years	• Maintenance Capex of 3.0% of Net revenues in 2017 and 2.9% thereafter • Additional Capex throughout the projected period of R$3.0m (as of 2016) adjusted by inflation (IPCA) • Depreciation of existing assets and new investments based on an average useful life of 18 years



End of additional Capex related to environmental remediation
7.0% 6.8% 6.7% 6.7% 6.0% 6.0% 5.9% 5.9% 5.9% 5.9% 5.2% 5.2% 5.2% 5.2% 5.2% 5.2% 5.2% 5.2% 5.2% 5.2%
19 19 20 21 20 21 21 22 23 24 22 23 24 25 26 27 29 30 31 33
7 7 8 8 9 9 9 10 10 11 11 11 12 12 13 13 14 15 15 16
12 12 12 13 11 12 12 13 13 14 11 12 12 13 13 14 15 15 16 17
17e 18e 19e 20e 21e 22e 23e 24e 25e 26e 27e 28e 29e 30e 31e 32e 33e 34e 35e 36e
Cetrel
DAC
% Net revenues

WORKING CAPITAL (R$m)

CETREL (excl. DAC operations) and DAC

- Standardized days of working capital between Cetrel and DAC[1]
- **Assets**
  - Receivables: **45 days** of revenues
  - Inventory: **15 days** of cash COGS
  - Recoverable taxes: **15 days** of revenues
  - Others: **2 days** of revenues
- **Liabilities**
  - Suppliers: **30 days** of cash COGS
  - Payable Taxes: **5 days** of Revenues
  - Salaries: **30 days** of cash COGS
  - Other: **10 days** of cash COGS



8.1% 8.1% 8.1% 8.1% 8.1% 8.1% 8.1% 8.1% 8.1% 8.1% 8.1% 8.1% 8.1% 8.1% 8.1% 8.1% 8.1% 8.1% 8.1% 8.1%
22 23 24 26 27 28 29 30 32 33 35 36 38 39 41 43 45 47 49 51
12 13 13 14 14 15 16 16 17 18 18 19 20 21 22 23 24 25 26 27
10 11 11 12 12 13 14 14 15 15 16 17 18 18 19 20 21 22 23 24
17e 18e 19e 20e 21e 22e 23e 24e 25e 26e 27e 28e 29e 30e 31e 32e 33e 34e 35e 36e
Cetrel
DAC
% Net revenues

Source: Braskem
(1) Working capital improvement, in comparison to historical levels, mainly due to the exit of a defaulting customer (INEA)

Other assumptions: Income tax and tax benefits

INCOME TAX and TAX BENEFITS (R$m)

- Statutory corporate income tax rate applicable to Cetrel and DAC: 34% (25% income tax and 9% social security contribution)

Goodwill amortization: not considered in the Business Plan

Tax loss carryforward (TLCF): both Cetrel and DAC have balances of tax losses carryforward from accumulated losses from previous years

- TLCF balances used annually to compensate up to 30% of payable income tax and social contribution
- The remaining TLCF balances can be used in the following years, and are not subject to expiration

SUDENE incentive: both Cetrel and DAC benefit from SUDENE tax benefit, a benefit granted to companies with operations in incentivized areas of Brazil, namely the Northeast region

- The benefit consists in a reduction of 75% of payable income taxes after the TLCF compensation for a pre-established period of 10 years from the first profitable year, renewable for another 10 years
- **Braskem has assumed a one-time renewal of SUDENE tax benefit for both companies**

Cetrel (excl. DAC operations) was granted with the benefit in 2006. The benefit was renewed for additional 10 years in 2016: the company expects to renew the benefit one more time in 2026, which extends the benefit until 2036

DAC was granted with the benefit in 2012: the company expects to renew the benefit in 2022, which extends the benefit until 2032

CETREL (excl. DAC operations)

(R$m)	2017e	2018e	2019e	2020e	2021e	2022e	2023e	2024e	2025e	2026e	2027e	2028e	2029e	2030e	2031e	2032e	2033e	2034e	2035e	2036e
EBT	**(3)**	**12**	**16**	**19**	**22**	**26**	**29**	**33**	**36**	**39**	**50**	**57**	**65**	**81**	**90**	**105**	**111**	**118**	**124**	**131**
(-) TLCF compensation	-	(4)	(5)	(6)	(5)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBT (taxable base)	**(3)**	**9**	**11**	**13**	**17**	**26**	**29**	**33**	**36**	**39**	**50**	**57**	**65**	**81**	**90**	**105**	**111**	**118**	**124**	**131**
(-) Income Tax (25%*EBT)	-	(2)	(3)	(3)	(4)	(6)	(7)	(8)	(9)	(10)	(12)	(14)	(16)	(23)	(25)	(26)	(28)	(29)	(31)	(33)
(-) Social security contribution (9%*EBT)	-	(1)	(1)	(1)	(2)	(2)	(3)	(3)	(3)	(4)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(11)	(12)
(+) Income tax benefit from SUDENE (75%*Income tax)	-	2	2	2	3	5	5	6	7	7	9	11	12	17	18	20	21	22	23	25
Effective income tax	**-**	**(1)**	**(2)**	**(3)**	**(3)**	**(4)**	**(4)**	**(5)**	**(5)**	**(6)**	**(8)**	**(8)**	**(10)**	**(14)**	**(15)**	**(16)**	**(17)**	**(18)**	**(19)**	**(20)**
Effective tax rate	0.0%	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15.3%	15.3%	15.3%	15.2%	15.3%	15.3%	15.3%	15.3%	15.3%	15.3%	15.3%	15.3%	15.3%	15.2%

DAC

(R$m)	2017e	2018e	2019e	2020e	2021e	2022e	2023e	2024e	2025e	2026e	2027e	2028e	2029e	2030e	2031e	2032e	2033e	2034e	2035e	2036e
EBT	**40**	**43**	**49**	**54**	**66**	**74**	**83**	**92**	**99**	**104**	**108**	**113**	**119**	**125**	**132**	**140**	**147**	**160**	**169**	**174**
(-) TLCF compensation	(12)	(8)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBT (taxable base)	**28**	**36**	**49**	**54**	**66**	**74**	**83**	**92**	**99**	**104**	**108**	**113**	**119**	**125**	**132**	**140**	**147**	**160**	**169**	**174**
(-) Income Tax (25%*EBT)	(7)	(9)	(12)	(14)	(16)	(18)	(21)	(23)	(25)	(26)	(27)	(28)	(30)	(31)	(33)	(35)	(37)	(40)	(42)	(44)
(-) Social security contribution (9%*EBT)	(3)	(3)	(4)	(5)	(6)	(7)	(7)	(8)	(9)	(9)	(10)	(10)	(11)	(11)	(12)	(13)	(13)	(14)	(15)	(16)
(+) Income tax benefit from SUDENE (75%*Income tax)	5	7	9	11	12	14	16	17	19	20	20	21	22	23	25	26	-	-	-	-
Effective income tax	**(4)**	**(5)**	**(8)**	**(8)**	**(10)**	**(11)**	**(13)**	**(14)**	**(15)**	**(16)**	**(17)**	**(17)**	**(18)**	**(19)**	**(20)**	**(21)**	**(50)**	**(54)**	**(57)**	**(60)**
Effective tax rate	[illegible]	[illegible]	[illegible]	[illegible]	15.2%	[illegible]	15.3%	15.3%	15.2%	15.3%	15.2%	15.2%	15.3%	15.2%	15.3%	15.2%	34.0%	34.0%	34.0%	34.0%

Source: Braskem and BNP Paribas (SUDENE calculation method)

Analysis of revenue growth and profitability

Net revenues (R$m) and growth (%)



Actual(1)
Business Plan
29.9%
Effect of the lower base of DAC revenues in 2013. As DAC was incorporated in 2Q13, the revenues reflect only 9 months of operation
18.4%
Abnormal effluent revenues (Cetrel) due to strong raining season
(1.0%)
Effect of the higher revenues base of Cetrel in 2015
4.3% 4.9% 4.9% 5.0% 4.9% 4.3% 4.3% 4.3% 4.3% 4.3% 4.3% 4.3% 4.3% 4.3% 4.3% 4.3% 4.3% 4.3% 4.4% 4.4%
172 224 265 262 273 287 301 316 332 346 361 377 393 410 428 447 466 486 507 530 553 577 602 628
123 135 141 148 155 163 170 177 184 192 200 209 217 226 236 246 256 267 278 290 302
139 138 145 153 160 169 176 184 192 201 210 219 229 240 250 262 273 286 298 312 326
13 14 15 16 17e 18e 19e 20e 21e 22e 23e 24e 25e 26e 27e 28e 29e 30e 31e 32e 33e 34e 35e 36e
Cetrel
DAC
Net revenues growth

EBITDA (R$m) and margin (%)



Actual(1)
Business Plan
End of additional expenses of environmental remediation
32.0% 39.6% 42.0% 43.0% 42.1% 45.6% 45.6% 45.6% 45.7% 45.7% 45.7% 45.7% 45.7% 45.7% 46.9% 46.9% 46.9% 46.9% 46.9% 46.9% 46.9% 46.9% 46.9% 46.9%
Margin improvement mainly due to the extinction of Odb Ambiental allocation of expenses to its subsidiaries
Negative impact of one-off expense for industrial waste incineration
55 88 111 113 115 131 137 144 151 158 165 172 180 187 201 209 219 228 238 248 259 270 282 294
67 78 82 86 90 95 99 103 107 112 116 121 126 132 137 143 149 155 162 168 175
46 37 49 51 54 57 59 62 65 68 71 80 83 87 91 95 99 104 109 114 119
13 14 15 16 17e 18e 19e 20e 21e 22e 23e 24e 25e 26e 27e 28e 29e 30e 31e 32e 33e 34e 35e 36e
Cetrel
DAC
% EBITDA

Source: Braskem
(1) Audited figures from 2013 to 2015; 2016 based on the sum of Cetrel and DAC individual unaudited trial balances (no elimination of intercompany figures)

Summary of consolidated business plan

FYE 31/12 R$m	2013[1]	2014	2015	2016	2017e	2018e	2019e	2020e	2021e	2022e	2023e	2024e	2025e	2026e
Clarified water	[redacted]	[redacted]	[redacted]		68.7	71.9	75.4	79.1	82.9	86.3	90.0	93.7	97.7	101.8
Demineralized water	[redacted]	[redacted]	[redacted]	150.7	85.9	89.9	94.3	98.8	103.6	107.9	112.5	117.2	122.1	127.3
Potable water	[redacted]	[redacted]	[redacted]		11.3	11.9	12.4	13.0	13.7	14.2	14.8	15.5	16.1	16.8
Effluent treatment	[redacted]	[redacted]	[redacted]	113.7	118.0	124.0	130.2	136.9	143.8	150.3	157.0	164.1	171.4	179.1
Monitoring[2]	[redacted]	[redacted]	[redacted]	39.4	37.3	39.2	41.2	43.3	45.5	47.5	49.6	51.9	54.2	56.6
Others[3]	[redacted]	[redacted]	[redacted]	4.9	2.4	2.5	2.6	2.7	2.9	3.0	3.1	3.3	3.4	3.6
Gross revenues	**198.5**	**253.2**	**311.9**	**308.8**	**323.8**	**338.3**	**356.1**	**373.8**	**392.3**	**409.3**	**427.1**	**445.8**	**465.0**	**485.1**
% growth	n.a.	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
(-) Deductions	(24.4)	(29.7)	(47.1)	(46.6)	(50.1)	(52.5)	(55.1)	(57.9)	(60.7)	(63.3)	(66.0)	(68.9)	(71.9)	(75.0)
% gross revenue	(12.4%)	(11.7%)	(15.1%)	(15.1%)	(15.5%)	(15.5%)	(15.5%)	(15.5%)	(15.5%)	(15.5%)	(15.5%)	(15.5%)	(15.5%)	(15.5%)
(=) Net revenues	**174.1**	**223.6**	**264.8**	**262.2**	**273.4**	**286.8**	**300.9**	**316.0**	**331.6**	**346.0**	**361.0**	**376.7**	**393.1**	**410.2**
% growth	n.a.	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
(-) COGS	(82.2)	(107.6)	(122.6)	(127.6)	(136.5)	(143.2)	(150.3)	(157.8)	(165.6)	(172.9)	(180.4)	(188.3)	(196.5)	(205.1)
% net revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
(+) Tax Credits	6.7	1.5	4.8	5.3	6.2	6.5	6.9	7.2	7.5	7.9	8.2	8.6	8.9	9.3
(=) Gross Profit	**98.5**	**117.5**	**147.0**	**139.8**	**143.1**	**150.1**	**157.5**	**165.3**	**173.5**	**181.0**	**188.8**	**197.0**	**205.5**	**214.4**
% net revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
(-) Operating expenses	(35.5)	(29.0)	(36.5)	(27.1)	(28.1)	(19.4)	(20.2)	(21.1)	(22.0)	(22.9)	(23.9)	(24.9)	(26.0)	(27.0)
% net revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
EBITDA	**55.8**	**88.5**	**111.2**	**112.7**	**115.0**	**130.7**	**137.3**	**144.2**	**151.5**	**158.0**	**164.8**	**172.1**	**179.6**	**187.4**
% net revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
(-) D&A	41.6	34.3	33.4	35.6	34.3	35.4	36.7	38.0	39.1	40.4	41.7	43.0	44.5	46.0
EBIT	**13.3**	**54.2**	**77.7**	**77.1**	**80.8**	**95.3**	**100.6**	**106.2**	**112.3**	**117.7**	**123.2**	**129.1**	**135.1**	**141.4**
% net revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

FYE 31/12 R$m	2027e	2028e	2029e	2030e	2031e	2032e	2033e	2034e	2035e	2036e
Clarified water	106.1	110.5	115.2	120.0	125.0	130.3	135.8	141.5	147.4	153.6
Demineralized water	132.6	138.2	144.0	150.0	156.3	162.9	169.7	176.8	184.3	192.0
Potable water	17.5	18.2	19.0	19.8	20.6	21.5	22.4	23.3	24.3	25.3
Effluent treatment	187.2	195.6	204.4	213.5	223.1	233.1	243.6	254.5	266.0	277.9
Monitoring[2]	59.2	61.8	64.6	67.5	70.5	73.7	77.0	80.5	84.1	87.9
Others[3]	3.7	3.9	4.1	4.3	4.4	4.6	4.9	5.1	5.3	5.5
Gross revenues	**506.2**	**528.2**	**551.1**	**575.1**	**600.1**	**626.1**	**653.3**	**681.7**	**711.3**	**742.2**
% growth	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
(-) Deductions	(78.2)	(81.6)	(85.1)	(88.8)	(92.6)	(96.6)	(100.7)	(105.1)	(109.6)	(114.4)
% gross revenue	(15.4%)	(15.4%)	(15.4%)	(15.4%)	(15.4%)	(15.4%)	(15.4%)	(15.4%)	(15.4%)	(15.4%)
(=) Net revenues	**428.0**	**446.6**	**466.1**	**486.3**	**507.5**	**529.6**	**552.6**	**576.6**	**601.7**	**627.9**
% growth	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
(-) COGS	(214.0)	(223.3)	(233.1)	(243.3)	(253.8)	(265.0)	(276.5)	(288.6)	(301.2)	(314.3)
% net revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
(+) Tax Credits	9.7	10.1	10.6	11.0	11.5	12.0	12.5	13.0	13.6	14.2
(=) Gross Profit	**223.7**	**233.4**	**243.5**	**254.1**	**265.1**	**276.6**	**288.5**	**301.1**	**314.1**	**327.7**
% net revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
(-) Operating expenses	(23.0)	(24.0)	(25.0)	(26.1)	(27.2)	(28.3)	(29.5)	(30.7)	(32.0)	(33.4)
% net revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
EBITDA	**200.7**	**209.4**	**218.5**	**228.0**	**237.9**	**248.3**	**259.1**	**270.3**	**282.1**	**294.4**
% net revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
(-) D&A	47.3	48.7	50.2	31.5	30.8	31.6	32.5	26.7	26.4	27.2
EBIT	**153.4**	**160.7**	**168.4**	**196.6**	**207.2**	**216.7**	**226.6**	**243.7**	**255.7**	**267.2**
% net revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Source: Braskem
Note: Based on the sum of Cetrel and DAC individual unaudited trial balances (no elimination of intercompany figures)
(1) DAC's operations in 2013 account for 5 months as it was incorporated in 2Q13; (2) Monitoring, consulting and laboratory services; (3) Waste management, incineration and co-processing

Agenda

Agenda

Discounted Cash Flow method

The advantages of using the DCF method can be summarised as follows:

- This approach captures the long-term potential of each company by analysing key drivers
- The DCF method determines the intrinsic value of each company or business by valuing its operations independently of the overall valuations seen in equity markets
- The DCF method reflects the appropriate risk of each company, determined by the weighted average cost of capital (WACC)

Overview

- The DCF method is an intrinsic valuation method of financial assets. The underlying principle is that the value of an asset depends on its ability to generate positive cash flows in the future. It is calculated as the sum of expected cash flows until perpetuity, discounted at a rate reflecting their risk. In practice, cash flows are forecast over a limited number of years, the "explicit horizon", and the value of cash flows beyond that "explicit horizon" is captured in a terminal value (TV)
- The Enterprise Value (EV), also known as Firm Value, can be written as:

$$EV = \sum_{i=1}^{T} \frac{CF_i}{(1+k_c)^i} + \frac{TV}{(1+k_c)^T} \qquad Equity\ Value = EV - Net\ Debt$$

- Where:
  - CF_i: cash flow generated in period i, estimated from period 1 to period T
  - TV: terminal value in period T
  - k_c: Discount rate (WACC)



Expected Cash Flows (CF)
CF1
CF2
CF3
CF4
CF5
CFT
Time
n+1
n+2
n+3
n+4
n+5
T
Enterprise value
Discounted at kc

Definition of Free Cash Flows

- When valuing a firm, the Free Cash Flows to Firm (FCFF) are discounted, which represent cash flows available to all shareholders and debtholders of the firm before any financing adjustments (interest payments, repayments and debt issuance):

EBIT x (1 - Statutory tax rate)
(+) Depreciation and amortisation
(-) Capex
(+/-) Change in working capital

= Free Cash Flow to Firm (FCFF)

- The cash flows from tax benefits (tax loss carryforward and SUDENE tax benefit) are calculated separately (see page 31) and discounted at the same discount rate (WACC) used for discounting the FCFF. Therefore, the FCFF analysis explained above do not include such tax benefits

WACC calculation

The weighted average cost of capital (WACC) reflects the minimum rate of return that would satisfy both shareholders (cost of equity) and debtholders (cost of debt)

Assumptions

Risk free rate	• 2.3% • 6-month average of a 10-year maturity US$-denominated US government bond yield (source: Damodaran)
Equity market risk premium	• 5.7% • 6-month average of US large cap stocks total returns minus the average 10-year maturity US$-denominated US government bond yield (source: Damodaran)
Unlevered Beta	• 0.74 • Based on average unlevered betas of selected relevant trading comparables (source: Global Beta Barra)
Country risk premium	• 3.0% • 6-month average of the spread between Brazil local government US$ bond and US risk free rate (source: JPMorgan EMBI – Datastream)
Inflation rate (Brazil)	• 4.2% • Average inflation rate from 2017-36 based on (i) forecast of the Brazilian Central Bank for 2017-21 on March 24, 2017, and (ii) target inflation of 4.2% from 2022-36[1]
Inflation rate (US)	• 1.8% • Average inflation rate from 2017-36 based on the forecast provided by the Economist Intelligence Unit on 23-Mar-2017 (EIU)
Pre-tax cost of debt	• 8.3% • Based on the actual cost of new long-term bonds issued by the company (USD denominated), as per estimates from the fixed income department of BNP Paribas
Gearing	• 59.8% • Based on the average Debt-to-Equity ratio of the set of comparable companies

WACC build-up & sensitivity

Risk free rate (Rf)	2.3%
Equity market risk premium (ERP)	5.7%
Unlevered beta of comparables (βa)	*0.74*
Statutory tax rate (t)	*34.0%*
Gearing (D-to-E ratio) (G)	*59.8%*
Levered beta (β = βa * (1 + (1-t)*G))	1.03
Country risk premium (CRP)	3.0%
Cost of Equity in USD nominal (Ke US$) *Ke US$ = Rf + β * ERP + CRP*	**11.2%**
Pre-tax cost of debt (Kd b)	8.3%
Statutory tax rate (t)	34.0%
Cost of debt in USD post tax (Kd US$) *Kd US$ = (Kd b) * (1 - t)*	**5.4%**
WACC in USD nominal (WACC US$) *WACC US$ = (Kd US$ * G + Ke US$) / (1+G) -1*	**9.1%**
US long-term inflation rate (US i)	1.8%
BR long-term inflation rate (BR i)	4.2%
WACC in BRL nominal (WACC R$) *WACC R$ = (1+(WACC US$) * ((1+BR i) / (1+US i)) -1*	**11.6%**

Beta \ Gearing	49.8%	54.8%	59.8%	64.8%	69.8%
0.84	12.5%	12.5%	12.5%	12.5%	12.5%
0.79	12.1%	12.1%	12.1%	12.1%	12.1%
0.74	11.6%	11.6%	11.6%	11.6%	11.6%
0.69	11.2%	11.2%	11.2%	11.2%	11.2%
0.64	10.8%	10.8%	10.8%	10.8%	10.8%

(1) Assumption based on the extrapolation of the last year of projections (4.2% in 2021) published by Brazilian Central Bank in Focus report

Selection of comparable companies and Unlevered beta calculation

Selection of comparable companies

Screening

- Screening of companies in the environmental services, effluents treatment and water worldwide
- Selection of companies which are not solely or mainly focused on the regulated tariff market, but also have private entities as important customers
  - Brazilian water & waste management companies (i.e. Sabesp, Sanepar and Copasa) not considered given their high exposure to regulated tariff market

Analysis

- Analysis of sales breakdown per segment to identify players with exposure to industrial customers

Selected companies

suez, VEOLIA, renewi, CLEANAWAY, SEVERN TRENT WATER

** Additional information on selected players available in Appendix*

Unlevered beta calculation

Company	Country	Barra Beta (Levered)	Market Cap. (US$m)	Net debt (US$m)	Enterprise value (US$m)	Gearing(1)	Unlevered Beta
Global Water & Waste							
Severn Trent Plc	United Kingdom	0.81	7,008	6,301	13,022	85.8%	0.48
SUEZ SA	France	1.04	8,955	8,676	19,653	79.7%	0.68
Veolia Environnement S.A.	France	1.18	10,006	8,108	19,345	72.7%	0.79
Renewi plc	United Kingdom	1.01	949	433	1,358	43.7%	0.75
Cleanaway Waste Management Limited	Australia	1.10	1,428	236	1,673	17.1%	0.98
Global Water & Waste - Average		**1.03**				**59.8%**	**0.74**
Global Water & Waste - Median		**1.04**				**72.7%**	**0.75**

Source: Capital IQ as of April 10th 2017, Barra Beta
(1) Debt/Equity ratio

Discounted cash flow

Discounted Cash Flow

FYE 31/12 R$m	2016[1]	2017e	2018e	2019e	2020e	2021e	2022e	2023e	2024e	2025e	2026e
Net Revenue	262.2	273.4	286.8	300.9	316.0	331.6	346.0	361.0	376.7	393.1	410.2
% growth		4.3%	4.9%	4.9%	5.0%	4.9%	4.3%	4.3%	4.3%	4.3%	4.3%
Gross Profit	139.8	143.1	150.1	157.5	165.3	173.5	181.0	188.8	197.0	205.5	214.4
% net revenue	53.3%	52.4%	52.3%	52.3%	52.3%	52.3%	52.3%	52.3%	52.3%	52.3%	52.3%
EBITDA	112.7	115.0	130.7	137.3	144.2	151.5	158.0	164.9	172.1	179.6	187.4
% net revenue	43.0%	42.1%	45.6%	45.6%	45.6%	45.7%	45.7%	45.7%	45.7%	45.7%	45.7%
EBIT	77.1	80.8	95.3	100.6	106.3	112.3	117.7	123.2	129.1	135.1	141.4
% net revenue	29.4%	29.6%	33.2%	33.4%	33.6%	33.9%	34.0%	34.1%	34.3%	34.4%	34.5%
NOPAT @ 34% tax rate	50.9	53.3	62.9	66.4	70.1	74.1	77.7	81.3	85.2	89.2	93.3
% net revenue	19.4%	19.5%	21.9%	22.1%	22.2%	22.4%	22.4%	22.5%	22.6%	22.7%	22.8%
(+) D&A		34.3	35.4	36.7	38.0	39.1	40.4	41.7	43.0	44.5	46.0
(+) Capex		(19.2)	(19.4)	(20.3)	(21.2)	(19.7)	(20.6)	(21.5)	(22.4)	(23.4)	(24.4)
(+/-) Change in NWC		24.5	(1.1)	(1.1)	(1.2)	(1.3)	(1.2)	(1.2)	(1.3)	(1.3)	(1.4)
1. Free Cash Flow to Firm (FCFF)		92.9	77.9	81.6	85.6	92.3	96.3	100.3	104.5	108.9	113.5
2. Tax Loss Carryforward (TLCF)		4.0	3.9	1.6	1.9	1.8	–	–	–	–	–
3. SUDENE Tax Benefit		5.2	8.3	11.3	13.1	15.5	18.7	21.0	23.4	25.4	26.8
% of FCF [2]		75.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Discount factor		96.0%	87.5%	78.1%	69.8%	62.0%	55.1%	50.3%	45.0%	40.3%	36.1%
NPV of 1 + 2 + 3		73.5	78.5	73.8	70.4	68.7	64.5	61.0	57.6	54.2	50.7

FYE 31/12 R$m	2027e	2028e	2029e	2030e	2031e	2032e	2033e	2034e	2035e	2036e	2037e
Net Revenue	428.0	446.6	466.1	486.3	507.5	529.6	552.6	576.6	601.7	627.9	655.2
% growth	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%	4.4%	4.4%	4.4%
Gross Profit	223.7	233.4	243.5	254.1	265.1	276.6	288.5	301.1	314.1	327.7	–
% net revenue	52.3%	52.3%	52.3%	52.2%	52.2%	52.2%	52.2%	52.2%	52.2%	52.2%	–
EBITDA	200.7	209.4	218.5	228.0	237.9	248.3	259.1	270.3	282.1	294.4	307.1
% net revenue	46.9%	46.9%	46.9%	46.9%	46.9%	46.9%	46.9%	46.9%	46.9%	46.9%	46.9%
EBIT	153.4	160.7	168.4	196.6	207.2	216.7	226.6	243.7	255.7	267.2	279.1
% net revenue	35.8%	36.0%	36.1%	40.4%	40.8%	40.9%	41.0%	42.3%	42.5%	42.6%	42.6%
NOPAT @ 34% tax rate	101.2	106.1	111.1	129.7	136.7	143.0	149.5	160.8	168.7	176.3	184.2
% net revenue	23.7%	23.7%	23.8%	26.7%	26.9%	27.0%	27.1%	27.9%	28.0%	28.1%	28.1%
(+) D&A	47.3	48.7	50.2	31.5	30.8	31.6	32.5	26.7	26.4	27.2	28.0
(+) Capex	(22.2)	(23.2)	(24.2)	(25.3)	(26.4)	(27.5)	(28.7)	(29.9)	(31.2)	(32.6)	(28.0)
(+/-) Change in NWC	(1.4)	(1.5)	(1.6)	(1.6)	(1.7)	(1.8)	(1.9)	(1.9)	(2.0)	(2.1)	(2.2)
1. Free Cash Flow to Firm (FCFF)	124.9	130.1	135.5	134.3	139.4	145.3	151.5	155.6	161.9	168.8	182.0
2. Tax Loss Carryforward (TLCF)	–	–	–	–	–	–	–	–	–	–	–
3. SUDENE Tax Benefit	29.6	31.9	34.3	40.5	43.3	45.9	20.8	22.1	23.3	24.6	–
% of FCF [2]	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	
Discount factor	32.4%	29.0%	26.0%	23.3%	20.8%	18.7%	16.7%	15.0%	13.4%	12.0%	
NPV of 1 + 2 + 3	50.0	47.0	44.1	40.7	38.1	35.7	28.8	26.6	24.8	23.2	

Source: Braskem, BNP Paribas' DCF methodology
(1) Unaudited trial balances for 2016; (2) Considered 75% of 2017 cash flows as the valuation date is March 31, 2017

DCF valuation

Valuation summary

R$m as of 31-Mar-2017	
NPV of FCFF	843.9
NPV of Terminal Value	294.0
Consolidated Enterprise Value before tax benefits	**1,137.9**
NPV of use of TLCF	10.0
NPV of SUDENE Tax Benefit	157.8
Consolidated Enterprise Value	**1,305.8**
(-) Net Debt	*(326.9)*
(+/-) Other (debt) cash like items (1)	*1.3*
Adjusted Net Debt 1Q17	(325.6)
Consolidated Equity Value	**980.1**
% Stake	*63.7%*
(=) Proportional Equity Value	**624.0**

Proportional Equity Value sensitivity

Perpetual real growth rate	WACC 10.9%	11.1%	11.4%	11.6%	11.9%	12.1%	12.4%
0.0%	709	679	650	624	599	576	554
0.5%	726	696	666	637	611	587	564
1.0%	751	716	683	653	625	599	575
1.5%	776	739	704	671	641	613	587
2.0%	810	767	726	693	660	630	602

EV / EBITDA'16 Actual(2) before tax benefits sensitivity

Perpetual real growth rate	WACC 10.9%	11.1%	11.4%	11.6%	11.9%	12.1%	12.4%
0.0%	11.2x	10.8x	10.4x	10.1x	9.8x	9.5x	9.2x
0.5%	11.5x	11.0x	10.6x	10.3x	9.9x	9.6x	9.3x
1.0%	11.8x	11.3x	10.9x	10.5x	10.1x	9.8x	9.5x
1.5%	12.1x	11.6x	11.2x	10.8x	10.4x	10.0x	9.7x
2.0%	12.6x	12.0x	11.5x	11.1x	10.6x	10.2x	9.9x

EV / EBITDA'17e before tax benefits sensitivity

Perpetual real growth rate	WACC 10.9%	11.1%	11.4%	11.6%	11.9%	12.1%	12.4%
0.0%	11.0x	10.6x	10.2x	9.9x	9.6x	9.3x	9.0x
0.5%	11.2x	10.8x	10.4x	10.1x	9.7x	9.4x	9.1x
1.0%	11.5x	11.1x	10.7x	10.3x	9.9x	9.6x	9.3x
1.5%	11.9x	11.4x	11.0x	10.5x	10.2x	9.8x	9.5x
2.0%	12.3x	11.8x	11.3x	10.8x	10.4x	10.0x	9.7x

(1) Includes judicial deposits, provision for contingencies, LT tax payable in instalments and dividends payable; (2) EBITDA 2016 Actual based on individual unaudited trial balances

Transaction multiples

Selection of comparable transactions

- Screening of transactions in the environmental services, effluents treatment and water worldwide
- Selection of most comparable transactions based on (i) business profile of target company and (ii) majority stake transactions only

Date	Target	Country	Acquiror	% acquired	EV (US$m)	Implied multiples xEBITDA	Min (-0.5x) xEBITDA	Max (+0.5x) xEBITDA
Feb-17	VGG	Netherlands	Shanks	100%	863	9.9x		
Jun-16	Georgian Global Utilities	Georgia	BGEO Group	75%	129	4.7x		
Mar-16	Worth Recycling Pty Ltd	Australia	Tox Free Solutions Limited	100%	59	6.2x		
Apr-15	Aguas de Antofagasta	Chile	Empresas Publicas de Medellin	100%	962	22.4x		
Sep-14	Park Water Company	USA	Liberty Utilities	100%	404	9.6x		
May-13	Tianjin Binhai Water Industry Group	China	Sihuan Pharmaceutical Co	100%	195	7.7x		
Mar-13	Compagnie Generale des Eaux (Portugal)	Portugal	Beijing Enterprises Water Group	100%	123	11.6x		
Feb-13	Sutton & East Surrey Water plc	UK	Sumitomo Corporation	100%	464	10.1x		
Dec-12	DAC and Cetrel	Brazil	Odebrecht Ambiental	100% of DAC and 54.2% of Cetrel	n.a.	n.a.		
Aug-12	United Water Arkansas	USA	Liberty Energy Utilities	100%	29	7.9x		
				Average		**10.0x**	**9.5x**	**10.5x**
				Median		**9.6x**	**9.1x**	**10.1x**
Cetrel 1Q17 LTM EBITDA[1] (R$m)						116	116	116
Consolidated Cetrel Enterprise Value - Implied by average multiple (R$m)						**1,157**	**1,100**	**1,215**
(-) Adj. Net Debt[2] 1Q17 (R$m)						(326)	(326)	(326)
(+) Net present value of use of TLCF						10	10	10
(+) Net present value of SUDENE tax benefit						158	158	158
Cetrel Consolidated Equity Value - Implied by average multiple (R$m)						**1,000**	**942**	**1,057**
% Stake						*63.7%*	*63.7%*	*63.7%*
Proportional Equity Value (R$m)						**636**	**600**	**673**

→ Presented on the next page

Source: Press, Companies, Capital IQ, MergerMarket
(1) Not adjusted for non-recurring items; (2) Net debt adjusted for judicial deposits, provision for contingencies, LT tax payable in installments and dividends payable

Previous transaction multiple

Sale of Cetrel to Odb Ambiental by Braskem in 2012

- On December 28, 2012, as part of its divestiture plan to raise capital to re-balance its capital structure, Braskem announced the sale of (i) Braskem's 54.2% stake in Cetrel and (ii) Water treatment/supply assets (later incorporated as DAC) to Odb Ambiental. The transaction was valued in R$652m: R$384m for 100% of Cetrel (R$208m equivalent to Braskem's 54.2% stake) and R$268m for the Water treatment/supply assets (DAC)
  - In June 2013, Odb Utilities performed a corporate restructuring in Cetrel, which incorporated DAC, increasing Odb Utilities' stake in Cetrel to 63.7%
- According to Braskem, the sale of Cetrel in 2012 implied an Enterprise Value multiple equivalent to 14.9x EBITDA LTM (excluding DAC assets)

Valuation based on EV/EBITDA LTM multiple of previous transaction	
EV / EBITDA LTM multiple	14.9x
Cetrel 1Q17 LTM EBITDA[1] (R$m)	116
Cetrel Enterprise Value implied from previous transaction (R$m)	1,722
(-) Adj. Net Debt[2] 1Q17 (R$m)	(326)
Cetrel Consolidated Equity Value implied from previous transaction (R$m)	1,397
% Stake	63.7%
Proportional Equity Value (R$m)	889



Braskem
54.2%
100%
Cetrel S.A.
Water Treatment/Supply Assets (DAC)
Sale to Odb Ambiental in Dec. 2012
ODEBRECHT
Ambiental

Source: Braskem
(1) Not adjusted for non-recurring items; (2) Net debt adjusted for judicial deposits, provision for contingencies, LT tax payable in installments and dividends payable

Agenda

Trading multiples & Operational benchmark

Selected comparable companies

As of 10-Apr-17 (in US$)		Share	Market	Enterprise	EV / EBITDA		EV / EBIT		CAGR 2017-18e		EBITDA margin		EBIT margin	
Company	Country	Price	Capitaliz.	Value	2017e	2018e	2017e	2018e	Revenues	EBITDA	2017e	2018e	2017e	2018e
Global Water & Waste														
Severn Trent Plc	United Kingdom	29.7	7,008	13,022	12.2x	11.7x	20.0x	19.2x	4.1%	5.3%	46.6%	47.2%	28.5%	28.8%
SUEZ SA	France	15.9	8,955	19,653	6.7x	6.2x	13.9x	12.5x	8.8%	7.0%	17.4%	17.9%	8.4%	8.8%
Veolia Environnement S.A.	France	18.2	10,006	19,345	5.9x	5.6x	13.1x	11.9x	2.1%	4.9%	12.0%	13.0%	5.8%	6.1%
Renewi plc	United Kingdom	1.2	949	1,358	7.6x	6.0x	16.5x	12.0x	17.6%	28.7%	10.8%	11.3%	4.8%	5.6%
Cleanaway Waste Management Limited	Australia	0.9	1,428	1,673	7.2x	6.9x	15.6x	13.7x	2.9%	4.9%	20.9%	21.3%	9.7%	10.7%
Global Water & Waste - Average					**7.9x**	**7.3x**	**15.8x**	**13.8x**	**7.2%**	**9.9%**	**21.6%**	**22.1%**	**11.4%**	**12.0%**
Global Water & Waste - Median					**7.2x**	**6.2x**	**15.6x**	**12.5x**	**4.1%**	**5.3%**	**17.4%**	**17.9%**	**8.4%**	**8.8%**

	EV / EBITDA 2017e	EV / EBITDA 2018e	EV / EBIT 2017e	EV / EBIT 2018e
Business Plan EBITDA (R$m)	115	131	81	95
Enterprise Value implied from Global Average multiples (R$m)	**911**	**952**	**1,277**	**1,322**
(-) Adj. Net Debt[1] 1Q17 (R$m)	(326)	(326)	(326)	(326)
(+) NPV of use of TLCF (R$m)	10	10	10	10
(+) NPV of SUDENE tax benefit (R$m)	158	158	158	158
Equity Value (R$m)	**754**	**794**	**1,120**	**1,165**
Stake (%)	*63.7%*	*63.7%*	*63.7%*	*63.7%*
Proportional Equity Value (R$m)	**480**	**505**	**713**	**741**

Source: Capital IQ, Bama Beta; Market Capitalization as of April 10, 2017
(1) Net debt adjusted for judicial deposits, provision for contingencies, LT tax payable in installments and dividends payable

Trading multiples & Operational benchmark (cont'd)

Regression exercise of EBITDA Margin and EV/EBITDA multiple for 2017 and 2018

	2017e		2018e	
	EV / EBITDA	EBITDA Margin	EV / EBITDA	EBITDA Margin
Severn Trent Plc	12.2x	47%	11.7x	47%
SUEZ SA	6.7x	17%	6.2x	18%
Veolia Environnement S.A.	5.9x	13%	5.6x	13%
Renewi plc	7.6x	10%	6.0x	11%
Cleanaway Waste Management Limited	7.2x	21%	6.9x	21%



55%
45%
35%
25%
15%
5%
5.0x
6.0x
7.0x
8.0x
9.0x
10.0x
11.0x
12.0x
13.0x
y = 0.0558x - 0.226
R² = 0.8742



55%
45%
35%
25%
15%
5%
5.0x
6.0x
7.0x
8.0x
9.0x
10.0x
11.0x
12.0x
13.0x
y = 0.0571x - 0.1947
R² = 0.9795

	2017e	2018e
Business Plan EBITDA margin (%)	***42.1%***	***45.6%***
EV/EBITDA multiple derived from regression equation by applying BP margin	***11.6x***	***11.4x***
Business Plan EBITDA (R$m)	115	131
Enterprise Value implied from regression exercise (R$m)	**1,333**	**1,489**
(-) Adj. Net Debt(1) 1Q17 (R$m)	(326)	(326)
(+) NPV of use of TLCF (R$m)	10	10
(+) NPV of SUDENE tax benefit (R$m)	158	158
Equity Value implied from regression exercise (R$m)	**1,175**	**1,331**
Stake (%)	*63.7%*	*63.7%*
Proportional Equity Value (R$m)	**748**	**847**

Source: Capital IQ, Barra Beta, Market Capitalization as of April 10, 2017
(1) Net debt adjusted for judicial deposits, provision for contingencies, LT tax payable in installments and dividends payable

Agenda

Business Plan – Cetrel(excl. DAC operations)

Business Plan from 2017 to 2036

FYE 31/12 €m	2013	2014	2015	2016	2017e	2018e	2019e	2020e	2021e	2022e	2023e	2024e	2025e	2026e	2027e	2028e	2029e	2030e	2031e	2032e	2033e	2034e	2035e	2036e
Effluent treatment	[redacted]	[redacted]	[redacted]	113.7	119.0	124.0	130.2	136.9	143.8	150.3	157.0	164.1	171.4	179.1	187.2	195.6	204.6	213.5	223.1	233.1	243.6	254.5	266.0	277.9
Monitoring[1]	[redacted]	[redacted] n.a.	[redacted]	39.4	37.3	39.2	41.2	43.3	45.5	47.5	49.6	51.9	54.2	56.6	59.2	61.8	64.6	67.5	70.5	73.7	77.0	80.5	84.1	87.9
Others[2]	[redacted]	[redacted]	[redacted]	4.9	2.4	2.5	2.6	2.7	2.8	3.0	3.1	3.3	3.4	3.6	3.7	3.9	4.1	4.3	4.4	4.6	4.9	5.1	5.3	5.5
Gross revenues	**141.6**	**145.2**	**175.2**	**158.1**	**157.8**	**165.7**	**173.9**	**182.9**	**192.1**	**200.8**	**209.8**	**219.2**	**229.0**	**239.3**	**250.1**	**261.3**	**273.0**	**285.3**	**298.1**	**311.5**	**325.5**	**340.1**	**355.4**	**371.3**
% growth	n.a	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
(-) Deductions	(17.4)	(17.8)	(21.7)	(19.2)	(19.3)	(20.3)	(21.3)	(22.4)	(23.5)	(24.6)	(25.7)	(26.9)	(28.1)	(29.3)	(30.6)	(32.0)	(33.4)	(34.9)	(36.5)	(38.2)	(39.9)	(41.7)	(43.5)	(45.5)
% gross revenue	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
(=) Net revenues	**124.2**	**127.4**	**153.5**	**138.9**	**138.3**	**145.4**	**152.6**	**160.5**	**168.6**	**176.2**	**184.1**	**192.3**	**201.0**	**210.0**	**219.4**	**229.3**	**239.6**	**250.3**	**261.6**	**273.3**	**285.6**	**298.4**	**311.8**	**325.8**
% growth	n.a	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
(-) COGS	**(60.3)**	**(67.8)**	**(72.9)**	**(74.1)**	**(76.0)**	**(79.9)**	**(83.8)**	**(88.1)**	**(92.6)**	**(96.8)**	**(101.1)**	**(105.7)**	**(110.4)**	**(115.4)**	**(120.5)**	**(125.9)**	**(131.6)**	**(137.5)**	**(143.7)**	**(150.1)**	**(156.8)**	**(163.8)**	**(171.3)**	**(179.0)**
% net revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
(+) Tax Credits	**6.2**	**9.9**	**1.8**	**3.7**	**1.7**	**1.8**	**1.9**	**2.0**	**2.1**	**2.2**	**2.3**	**2.4**	**2.5**	**2.6**	**2.7**	**2.8**	**3.0**	**3.1**	**3.2**	**3.4**	**3.5**	**3.7**	**3.8**	**4.0**
(=) Gross Profit	**64.1**	**69.4**	**81.7**	**68.5**	**64.1**	**67.3**	**70.7**	**74.3**	**78.1**	**81.6**	**85.2**	**89.1**	**93.1**	**97.2**	**101.6**	**106.2**	**110.9**	**115.9**	**121.1**	**126.6**	**132.2**	**138.2**	**144.4**	**150.9**
% net revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
(-) Operating expenses	**(29.3)**	**(27.4)**	**(25.4)**	**(22.9)**	**(27.3)**	**(18.7)**	**(19.5)**	**(20.4)**	**(21.2)**	**(22.1)**	**(23.1)**	**(24.0)**	**(25.0)**	**(26.1)**	**(22.1)**	**(23.0)**	**(23.9)**	**(24.9)**	**(26.0)**	**(27.1)**	**(28.2)**	**(29.4)**	**(30.6)**	**(31.9)**
% net revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
EBITDA	**34.8**	**33.0**	**56.3**	**45.6**	**36.8**	**48.6**	**51.1**	**53.9**	**56.9**	**59.4**	**62.2**	**65.0**	**68.0**	**71.1**	**79.6**	**83.2**	**87.0**	**91.0**	**95.1**	**99.5**	**104.0**	**108.8**	**113.7**	**118.9**
% net revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
(-) D&A	36.6	27.2	26.4	27.3	26.2	26.9	27.7	28.5	29.3	30.0	30.8	31.6	32.5	33.4	34.1	34.9	35.7	16.3	14.9	15.0	15.1	15.2	15.5	15.8
EBT	**(2.0)**	**5.8**	**29.8**	**18.3**	**10.6**	**21.7**	**23.4**	**25.4**	**27.5**	**29.4**	**31.4**	**33.4**	**35.5**	**37.7**	**45.4**	**48.3**	**51.3**	**74.7**	**80.2**	**84.5**	**88.9**	**93.6**	**98.3**	**103.2**
% net revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Source: Braskem
(1) Monitoring, consulting and laboratory services; (2) Waste management, incineration and co-processing

Business Plan – DAC

Business Plan from 2017 to 2036

FYE 31/12 R$m	2013[1]	2014	2015	2016	2017e	2018e	2019e	2020e	2021e	2022e	2023e	2024e	2025e	2026e	2027e	2028e	2029e	2030e	2031e	2032e	2033e	2034e	2035e	2036e
Clarified water					68.7	71.9	75.4	79.1	82.9	86.3	90.0	93.7	97.7	101.8	106.1	110.5	115.2	120.0	125.0	130.3	135.8	141.5	147.4	153.6
Demineralized water		n.a.		150.7	85.9	89.9	94.3	98.8	103.6	107.9	112.5	117.2	122.1	127.3	132.6	138.2	144.0	150.0	156.3	162.9	169.7	176.8	184.3	192.0
Potable water					11.3	11.9	12.4	13.0	13.7	14.2	14.8	15.5	16.1	16.8	17.5	18.2	19.0	19.8	20.6	21.5	22.4	23.3	24.3	25.3
Gross revenues	**71.8**	**100.0**	**135.8**	**156.7**	**165.9**	**173.6**	**182.1**	**190.9**	**200.1**	**208.5**	**217.3**	**226.4**	**235.9**	**245.8**	**256.1**	**266.9**	**278.1**	**289.8**	**302.0**	**314.7**	**327.9**	**341.8**	**356.0**	**370.9**
% growth	n.a.	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%
(-) Deductions	(10.8)	(11.9)	(25.0)	(27.5)	(30.8)	(32.2)	(33.8)	(35.5)	(37.2)	(38.7)	(40.3)	(42.0)	(43.8)	(45.6)	(47.5)	(49.5)	(51.6)	(53.8)	(56.1)	(58.4)	(60.9)	(63.4)	(66.1)	(68.9)
% gross revenue	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
(=) Net revenues	**61.1**	**96.1**	**110.8**	**123.2**	**135.1**	**141.4**	**148.3**	**155.5**	**163.0**	**169.8**	**176.9**	**184.4**	**192.1**	**200.2**	**208.6**	**217.3**	**226.5**	**236.0**	**245.9**	**256.2**	**267.0**	**278.2**	**289.9**	**302.1**
% growth	n.a.	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%
(-) COGS	**(28.3)**	**(39.0)**	**(47.8)**	**(53.5)**	**(60.3)**	**(63.4)**	**(66.5)**	**(69.7)**	**(73.0)**	**(76.1)**	**(79.3)**	**(82.6)**	**(86.1)**	**(89.7)**	**(93.5)**	**(97.4)**	**(101.5)**	**(105.8)**	**(110.2)**	**(114.8)**	**(119.6)**	**(124.7)**	**(129.9)**	**(135.4)**
% net revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
(+) Tax Credits	**0.7**	**8.6**	**3.7**	**1.6**	**4.3**	**4.7**	**5.0**	**5.2**	**5.5**	**5.7**	**5.8**	**6.2**	**6.4**	**6.7**	**7.0**	**7.3**	**7.6**	**7.9**	**8.3**	**8.6**	**8.8**	**9.3**	**9.7**	**10.1**
(=) Gross Profit	**33.5**	**57.6**	**66.4**	**71.3**	**79.1**	**82.0**	**86.8**	**91.0**	**95.4**	**99.4**	**103.8**	**107.9**	**112.3**	**117.2**	**122.1**	**127.2**	**132.6**	**138.2**	**144.0**	**150.0**	**156.3**	**162.8**	**169.7**	**176.8**
% net revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
(-) Operating expenses	**(4.8)**	**(2.0)**	**(9.6)**	**(4.2)**	**(0.6)**	**(0.7)**	**(0.7)**	**(0.7)**	**(0.8)**	**(0.8)**	**(0.8)**	**(0.9)**	**(0.8)**	**(0.9)**	**(1.0)**	**(1.0)**	**(1.1)**	**(1.1)**	**(1.2)**	**(1.2)**	**(1.3)**	**(1.3)**	**(1.4)**	**(1.4)**
% net revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
EBITDA	**29.8**	**55.6**	**56.8**	**67.1**	**78.5**	**82.1**	**86.1**	**90.3**	**94.6**	**98.6**	**102.8**	**107.1**	**111.6**	**116.3**	**121.1**	**126.2**	**131.5**	**137.0**	**142.8**	**148.8**	**155.8**	**161.6**	**168.3**	**175.4**
% net revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
(-) D&A	7.7	8.1	8.1	8.4	8.1	8.5	8.9	9.4	9.8	10.4	10.8	11.4	12.0	12.6	13.2	13.8	14.5	15.1	15.9	16.6	17.4	11.5	11.0	11.4
EBT	**21.8**	**49.5**	**50.7**	**58.8**	**70.4**	**73.6**	**77.2**	**80.9**	**84.8**	**88.2**	**91.8**	**95.7**	**99.6**	**103.7**	**108.0**	**112.4**	**117.1**	**121.9**	**126.9**	**132.2**	**137.7**	**156.1**	**157.4**	**166.6**
% net revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Source: Braskem
(1) DAC's operations in 2013 account for 9 months as it was incorporated in 2Q13

Agenda

Macroeconomic assumptions

- **Focus methodology**: Results generated from the median of the forecasts collected by a daily survey filled by roughly 120 banks, asset managers and other institutions (real sector companies, brokers, consultancies and others) for the Brazilian economy, published every Monday. Currently, the survey monitors market expectations for different inflation index, GDP growth, industrial production growth, the exchange rate, the Selic interest rate, fiscal variables, and external sector variables
  - Estimates from 2022 onwards assume extrapolation of the last year of projections (2021) by Focus
- **EIU methodology**: The Economist Intelligence Unit forecasts are based on IMF, International Financial Statistics and Instituto Brasileiro de Geografia e Estatística (IBGE) data

		Historical	Estimates					Extrapolation			
		2016	2017e	2018e	2019e	2020e	2021e	2022e	2023e	2024e	2025e
IPCA[1] (local CPI)	Focus	6.29%	4.11%	4.38%	4.32%	4.29%	4.20%	4.20%	4.20%	4.20%	4.20%
IGPM[2]	Focus	7.17%	4.58%	4.47%	4.61%	4.54%	4.49%	4.49%	4.49%	4.49%	4.49%
Selic[3]	Focus	14.16%	10.41%	8.80%	8.70%	8.61%	8.62%	8.62%	8.62%	8.62%	8.62%
CPI[4] (USA CPI)	EIU	2.09%	2.30%	1.70%	1.50%	1.80%	1.90%	1.90%	1.80%	1.80%	1.80%

Source: Brazilian Central Bank, IMF, International Financial Statistics, IBGE
(1) Brazilian Consumer Price Index – Índice Nacional de Preços ao Consumidor Amplo; (2) Brazilian General Price Index of the Market – Índice Geral de Preços do Mercado; (3) Brazilian benchmark interest rate interest rate (in BRL) – Sistema Especial de Liquidação e Custódia; (4) Consumer Price Index

Considerations on the country risk premium

EMBI+ Brasil is one of the most used indicators as a country risk premium estimate

This spread is the best representation of the perceived risk by the international community of investors at any date, unlike country risk premiums classifications, which are annually adjusted

The assumption is aligned with the fact that a company's cost of capital should reflect, at any time, the opportunity cost of investing in an asset with similar risk

To avoid punctual variations in the return rate of Brazilian and North-American bonds, an average of the last 6 months prior to April 2017 was considered

Historical country risk premium since 1994



25%
20%
15%
10%
5%
0%
Apr-94
Apr-95
Apr-96
Apr-97
Apr-98
Apr-99
Apr-00
Apr-01
Apr-02
Apr-03
Apr-04
Apr-05
Apr-06
Apr-07
Apr-08
Apr-09
Apr-10
Apr-11
Apr-12
Apr-13
Apr-14
Apr-15
Apr-16
Apr-17

Period	EMBI + (Country Risk Premium)
Current (5-Apr-17)	2.6%
3 months average	2.8%
6 months average	3.0%
1 year average	3.3%
5 years average	2.7%
10 years average	2.6%
15 years average	3.9%
Average of 29/04/1994(1) until 05/04/2017(2)	5.4%

Source: EMBI+ ("J.P. Morgan Emerging Markets Bond Index"). EMBI (Emerging Markets Bond Index) is an indicator that measures the differential of the average daily return between bonds from emerging markets and North-American T-Bonds

(1) First day of calculation of the indicator EMBI+. (2) Last available data on 05/04/2017

Agenda

Overview of selected comparable companies

Company	Key Financials (US$m)		Business Description
Severn Trent	**LTM as of 30/09/2016**		• Severn Trent was founded in the UK in 1974 and operates as a water and sewerage company in the UK, US, and internationally • The company operates Regulated Water and Wastewater, and Business Services (Retailers and non-household customers) • Business Services portfolio consists of water and waste water services to UK and international municipal, industrial and commercial customers
	Market Cap	7,006	
	Net Revenue	2,384	
	EBITDA	1,061	
	Net income	516	
	Net debt	8,301	
Suez	**LTM as of 31/12/2016**		• Suez is a French company founded in 1858 that provides water management, recycling and wastewater recovery, water treatment, and consulting services • It provides water distribution and treatment services to individuals, local authorities, and industrial clients • The company operates in waste collection and treatment services, water management, wastewater treatment and reuse, management of the water cycle in industry
	Market Cap	8,955	
	Net Revenue	16,174	
	EBITDA	2,250	
	Net income	444	
	Net debt	8,676	
Veolia Environnement	**LTM as of 31/12/2016**		• Veolia Environnement is a French company founded in 1853 that provides a range of environmental services worldwide. It operates Water, Wastewater and Power businesses • The Water business integrates drinking water and wastewater activities. It also sells water treatment equipment and technologies • The Waste business collects, sorts, processes and recycles household, commercial, and industrial wastes
	Market Cap	10,006	
	Net Revenue	25,747	
	EBITDA	2,939	
	Net income	404	
	Net debt	8,108	
Renewi	**LTM as of 30/09/2016**		• Renewi was created by the merger of Shanks and Van Gansewinkel Groep in February 2017 and operates as a waste-to-product business through Commercial Waste, Hazardous Waste, Monostream and Municipal segments in the Netherlands, Belgium, the UK, and Canada • The Commercial segment engages in collection and treatment of commercial waste in Netherlands & Belgium • The Hazardous segment is involved in the industrial cleaning & treatment of contaminated waste • The Municipal segment operates waste management under long-term municipal contracts in the UK and Canada
	Market Cap	949	
	Net Revenue	867	
	EBITDA	95	
	Net income	(11)	
	Net debt	433	
Cleanaway Waste Management	**LTM as of 31/12/2016**		• Cleanaway Waste Management provides waste management and industrial services in Australia operating through two segments: Solids and Liquids & Industrial Services and Solids • The Liquids & Industrial Services segment engages in the collection, treatment, processing, refining, and recycling of liquid waste • The Solids segment engages in the collection, treatment, recycling, and disposal of various types of solid waste streams
	Market Cap	1,428	
	Net Revenue	1,036	
	EBITDA	200	
	Net income	36	
	Net debt	236	

Products / Clients breakdown

Severn Trent — 2016 Revenue - By product


Business Services
36.0%
Regulated Water & Wastewater
63.5%

Suez — 2016 Revenue - By product


Wastewater
49.0%
Water
51.0%

Veolia Environnement — 2016 Revenue - By product


Power
19.9%
Water
45.7%
Wastewater
34.4%

Veolia Environnement — 2016 Revenue - By client


Industrial
45.0%
Municipal
55.0%

Renewi — LTM03/2016 Revenue - By waste product


Municipal
14.9%
Monostreams
10.3%
Hazardous
12.3%
Commercial
62.5%

Renewi — LTM03/2016 EBITDA - By waste product


Municipal
8.5%
Monostreams
14.3%
Hazardous
18.9%
Commercial
58.4%

Cleanaway Waste Management — 2016 Revenue - By product


Liquid and Industrial Services
30.0%
Solids - Post Collections
9.4%
Solids - Collections
60.6%

Cleanaway Waste Management — 2016 EBITDA - By product


Liquid and Industrial Services
19.3%
Solids - Post Collections
29.9%
Solids - Collections
50.8%

Source: Capital IQ, Barra Beta. Market cap as of April 10, 2017

List of documents received

Among others, BNP Paribas received the following information from Braskem:

- Audited Financial Statements for Cetrel (individual and consolidated) and DAC for the years of 2013, 2014 and 2015 (files "3.2.2.2.1.3.1 01-CTR-5750-2013-Demonstrações Financeiras.pdf", "3.2.2.2.1.3.2 01-CTR-5751-2013-Demonstrações Financeiras.pdf", "3.2.2.2.1.4.1 01-CTR-5758-2014-Demonstrações Financeiras.pdf", "3.2.2.2.1.4.3 01-CTR-5759-2014-Demonstrações Financeiras.pdf", "3.2.2.2.1.5.1 01-CTR-5758-2015-Demonstrações Financeiras.pdf", "3.2.2.2.1.5.2 01-CTR-5759-2015-Demonstrações Financeiras.pdf"), sent by email, with subject "Projeto Fiji - Materiais BNP (1/3)" on 09/04/17
- Cetrel presentation (file "Apresentação Projeto Fiji – 01092016.pdf"), sent by email, with subject "Projeto Fiji - Materiais BNP (2/3)" on 09/04/17
- Presentation on the transaction (file "Projeto Fiji _ Visão Geral da Transação.pdf"), due diligence report prepared by Mazars (file "Project Fiji - Draft DD report - 10Fev2017_Final.pdf") and financial model with Cetrel (individual, excluding DAC) and DAC business plans (file "Project Fiji - Financial Model_v134.xlsx"), sent by email, with subject "Projeto Fiji - Materiais BNP (3/3)" on 09/04/17
- Capex details (file "Fiji_Capex detalhado 2013-2036.xlsx"), sent by email, with subject "RE: Project Fiji - Update #1" on 11/04/17
- Unaudited trial balances for Cetrel (individual) and DAC for 1Q17 (files "BALANCETE CETREL 2017.xlsx" and "BALANCETE DAC 2017.xlsx"), sent by email, with subject "RE: Project Fiji - Update #1" on 12/04/17
- Monthly unaudited trial balances for Cetrel (individual) and DAC for 2016 (file "Balancetes 2016.xlsx"), sent by email, with subject "RE: Project Fiji - Update #1" on 13/04/17
- Confirmation of the adjusted financial model with Cetrel (individual, excluding DAC) and DAC business plans (file "Project Fiji - Financial Model_v134 (Adj).xlsx"), sent by email, with subject "RE: P. Fiji | Plano de negócio" on 13/04/17
- Explanations regarding 1Q17 results sent by email, with subject "Fiji | Explicações resultados 1T17" on 18/04/17

In addition to the reports and documents listed above, during BNP Paribas assignment, 4 lists (dated 10/04/17, 11/04/17, 12/04/17 and 17/04/17) containing questions and answers were circulated between Braskem and BNP Paribas, referring to assumptions and clarifications on the business plans and historical financials of Cetrel and DAC. Also, three conference calls were held between BNP Paribas' Advisory team and Braskem's M&A team, to discuss the lists of questions and answers, on 10/04/17, 12/04/17 and 17/04/17

BNP PARIBAS

São Paulo, April 20, 2017

To
Braskem S.A.

Dear Sirs,

Banco BNP Paribas Brasil S.A. ("BNP Paribas"), from the scope of work described in the *Carta Mandato* executed between Braskem S.A. ("Braskem") and BNP Paribas on April 17, 2017 ("Engagement Letter"), has prepared this document for Braskem, for its shareholders' consideration prior or during the Extraordinary General Meeting, in order to assist them in their financial evaluation of Cetrel S.A. ("Cetrel"), on a stand-alone basis and in a strictly financial point of view, in the context of the acquisition by Braskem of all shares held by Odebrecht Utilities SA in Cetrel, representing 63.7% of its voting and total capital, for the amount of R$ 610.000.000,00 (six hundred and ten million Brazilian Reais) ("Purchase Price"), as described in the material fact disclosed by Braskem on January 27, 2017, under the terms of CVM Instruction 358/02.

This document ("Fairness Opinion") was prepared based on information provided by Braskem, on representations made by Braskem in the Representation Letter dated April 18, 2017, and on public information.

The intent of the Fairness Opinion is to express an opinion, from the strictly financial point of view, on a stand-alone basis, on the fairness of the Purchase Price, related to 63.7% of the shares representing Cetrel's share capital.

I – CONTEXT AND METHODOLOGY

On January 27, 2017, Braskem announced the approval by the Board of Directors of the execution of a share purchase agreement with Odebrecht Utilities SA under which Braskem undertakes to acquire the totality of shares held by Odebrecht Utilities SA in Cetrel, representing 63.7% of its voting and total capital ("Transaction").

Notwithstanding the other factors and information used by BNP Paribas for the issuance of the Fairness Opinion, it was considered that:

- Cetrel holds 100% of the shares of Distribuidora de Água Camaçari S.A. ("DAC");
- Odebrecht S.A. is the indirect controlling shareholder of Cetrel and direct controlling shareholder of Braskem; and
- During the Board of Directors meeting of Braskem, held on January 27th, 2017, the counsel Mr. Newton de Souza, President of the Board of Directors, represented that he was impeded and abstained from voting on the acquisition by Braskem of 63.7% of the voting and total capital of Cetrel S.A.

BNP PARIBAS

In order to prepare the Fairness Opinion, BNP Paribas performed a valuation, on a stand-alone basis, from the strictly financial point of view, which was based solely and exclusively on information received from Braskem, its advisors and from Cetrel, and in public information regarding Cetrel and its sectors or by reputable entities publishing reports on Cetrel's sector.

In the preparation of the valuation BNP Paribas used the Discounted Cash Flow (DCF) methodology, which was considered the most accurate methodology to reflect the intrinsic value of Cetrel. BNP Paribas performed a valuation, on a stand-alone basis, taking into consideration the financial projections provided by Braskem.

BNP Paribas considers there are not enough comparable listed companies and/or transactions in Cetrel's sector to derive a fair valuation from the trading multiples and transaction multiples methodologies.

Transaction multiples in Cetrel's sector were analyzed to ensure consistency. Trading multiples of listed companies of Cetrel's sector were analyzed, but discharged in virtue of lack of comparability.

II – OPINION

Considering the scope of work of BNP Paribas, as described in this instrument, and the characteristics of the Transaction, including the assumptions and limitations mentioned herein, BNP Paribas considers, on this date, and from a strict financial point of view, that the Purchase Price is reasonable.

The Fairness Opinion relates only to the stand-alone valuation from a strict financial point of view of the Purchase Price, disregarding any terms and conditions that might be agreed in the Transaction. The validity of this Fairness Opinion is subject to the completeness and accuracy of the Information (as defined below) received by BNP Paribas from Braskem in respect to Cetrel or in public Information.

II – ASSUMPTIONS OF RELEVANT WORK

During the work process, BNP Paribas based its financial assessment on the information listed below, which were provided by Braskem, disclosed by Cetrel, obtained from public information related to Cetrel and its sector or by reputable entities publishing reports on Cetrel's sector ("Information"):

Among others, BNP Paribas received from Braskem the following documents and information:

1) Audited Financial Statements for Cetrel (individual and consolidated) and for DAC related to the years of 2013, 2014 and 2015 (files "3.2.2.2.1.3.1 01-CTR-5750-2013-Demonstrações Financeiras.pdf", "3.2.2.2.1.3.2 01-CTR-5751-2013-Demonstrações

Financeiras.pdf", "3.2.2.2.1.4.1 01-CTR-5758-2014-Demonstrações Financeiras.pdf", "3.2.2.2.1.4.3 01-CTR-5759-2014-Demonstrações Financeiras.pdf", "3.2.2.2.1.5.1 01-CTR-5758-2015-Demonstrações Financeiras.pdf", "3.2.2.2.1.5.2 01-CTR-5759-2015-Demonstrações Financeiras.pdf"), sent by email, with subject "Projeto Fiji - Materiais BNP (1/3)" on April 9, 2017;

2) Cetrel presentation (file "Apresentação Projeto Fiji – 01092016.pdf"), sent by email, with subject "Projeto Fiji - Materiais BNP (2/3)" on April 9, 2017;
3) Presentation on the transaction (file "Projeto Fiji _ Visão Geral da Transação.pdf"), due diligence report prepared by Mazars (file "Project Fiji - Draft DD report - 10Fev2017_Final.pdf") and financial model with Cetrel and DAC business plans (file "Project Fiji - Financial Model_v134.xlsx"), sent by email, with subject "Projeto Fiji - Materiais BNP (3/3)" on April 9, 2017
4) CAPEX details (file "Fiji_Capex detalhado 2013-2036.xlsx"), sent by email, with subject "RE: Project Fiji - Update #1" on April 11, 2017;
5) Unaudited trial balances for Cetrel and DAC for 1Q17 (files "BALANCETE CETREL 2017.xlsx" and "BALANCETE DAC 2017.xlsx"), sent by email, with subject "RE: Project Fiji - Update #1" on April 12, 2017;
6) Monthly unaudited trial balances for Cetrel and DAC for 2016 (file "Balancetes 2016.xlsx"), sent by email, with subject "RE: Project Fiji - Update #1" em April 13, 2017;
7) Confirmation of the adjusted financial model with Cetrel and DAC business plans (file "Project Fiji - Financial Model_v134 (Adj).xlsx"), sent by email, with subject "RE: P. Fiji | Plano de negócio" on April 13, 2017;
8) Clarifications regarding the results of the first quarter of 2017 sent by email on April 18, 2017, which subject is "Fiji | Explicações resultados 1T17";
9) In addition to the reports and documents listed above, during BNP Paribas assignment, 4 lists (dated April 10, April 11, April 12 and April 17, 2017) containing questions and answers were circulated between Braskem and BNP Paribas, referring to assumptions and clarifications on the business plans and historical financials of Cetrel and DAC. Also, three conference calls were held between the Advisory team of BNP Paribas and M&A team of Braskem, to discuss the lists of questions and answers, on April 10, April 12 and April 17, 2017.

BNP Paribas did not have access to the data room and did not perform any accounting, financial, legal or tax due diligence or of any other kind in respect of Cetrel, as these were not part of its assignment.

BNP Paribas relied on Braskem and Cetrel's assumptions of the sole renewal of the Superintendência do Desenvolvimento do Nordeste ("SUDENE") tax benefit for Cetrel (in 2026) and for DAC (in 2022) and has not performed any fiscal or tax confirmation on these assumptions.

The work performed by BNP Paribas has been developed exclusively from the Information. BNP Paribas did not conduct, directly or indirectly, since it is not part of its scope of work, any validity checks, accuracy or completeness of the Information. Nor BNP Paribas submitted the Information or any assets or liabilities related to Cetrel to an independent

BNP PARIBAS

appraisal, including, but not limited to, considerations on tax, accounting, environmental, social security, labor or regulatory aspects related to the solvency of Cetrel.

BNP Paribas, within its scope of work, analyzed the projections and estimates provided by Braskem for the purpose of verifying their compatibility and consistency with other information received from Braskem, disclosed by Cetrel, and in public information regarding Cetrel and its sectors or by reputable entities publishing reports on Cetrel's sector.

In connection with this analysis, BNP Paribas, among other things:

(a) reviewed certain publicly available (business and financial) information relating to Cetrel;

(b) reviewed certain internal financial and operating information with respect to the business, operations and prospects of Cetrel furnished by Braskem (or on its behalf) or discussed with BNP Paribas by the management of Braskem, including certain financial forecasts relating to Cetrel;

(c) compared certain financial information of Cetrel submitted by Braskem (or on its behalf) with similar information of other companies deemed relevant;

(d) compared certain financial conditions of the Transaction with financial conditions of other transactions deemed relevant, to the extent publicly available; and

(e) performed other analyses and studies and considered such other information and factors deemed appropriate.

During the preparation of the Fairness Opinion, BNP Paribas did not have access to the management of Cetrel to discuss the Information, nor the assumptions of Cetrel's business plan, which were clarified by Braskem as indicated in the Information received.

In the performance of its work, BNP Paribas relied only on the Information from statements made by Braskem regarding the completeness and veracity of its contents, without the omission of facts or documents necessary for the preparation of this Fairness Opinion taking as a premise that (i) the projections, provisions, estimates and reports made available by Braskem are true, complete and accurate and, to the knowledge of Braskem, faithfully reproduce Cetrel's economic and financial conditions and future performance and were prepared in good faith, based on reasonable assumptions, realistic and true information and documents reflecting the best currently available estimates and good faith judgments of the management of Cetrel and/or Braskem as to the future financial performance of Cetrel; (ii) Braskem, its advisors, consultants, subsidiaries and affiliates are not aware of the existence, up to the present date, of any assessment, judicial or administrative conviction, file of bankruptcy or judicial or extrajudicial recovery, unrecorded losses and guarantees required not counted, capable of influencing the preparation of this Fairness Opinion and the conclusions herein; (iii) there were no events subsequent to the date of delivery of the documents and Information to BNP Paribas or the public in general that could materially influence the conclusions of this Fairness Opinion, or amend or affect the validity and

BNP PARIBAS

fidelity of the Information previously disclosed to BNP Paribas; and (iv) all information available until this date has been delivered by Braskem without the omission of fact or material information capable of causing changes in the evaluation process or the conclusions of this Fairness Opinion.

This Fairness Opinion does not aim to comply with provisions of article 256 of Corporations Law (Law No. 6.404/76), of regulations of Brazilian Central Bank or Brazilian Securities Commission, and does not apply to any other question or transaction, present or future, related to Braskem, to Cetrel or any third parties involved in a potential transaction, other than the Transaction, or their respective related subsidiary companies or affiliates or the same industry segment that they operate. Braskem expressly exempts BNP Paribas from any liability for the use of the Fairness Opinion by any third party.

BNP Paribas used exclusively the Information in the elaboration of its works, considering that (i) all the necessary information and documents were provided without omission of facts or information able to imply alteration in the valuation process or in the conclusions of the Fairness Opinion; (ii) no relevant economic events occurred after the date of the Information that could generate adverse effects, alter or impact the validity and reliability of the Information used for the elaboration of the Fairness Opinion; and (iii) all the Information including projections and estimates provided to BNP Paribas were prepared in good faith, based on reasonable assumptions, realistic and true information and documents, were complete and accurate, and that they fairly reflect the assumptions included.

III – ADDITIONAL INFORMATION

As a result of the above, no warranty is given or statement expressed or implied is provided by BNP Paribas regarding the completeness, accuracy, correction or integrality of the Information used for the preparation of this Fairness Opinion and how any inaccuracy or lack of information may affect the quality of this work. As a consequence, BNP Paribas shall not be liable if the rightness of the Fairness Opinion comes to be challenged in the case it has been relied on information or documents provided by Braskem that, after the completion of the work performed by BNP Paribas, show up to be incomplete, incorrect or unfaithful.

Even though future events may affect the conclusions assigned herein, BNP Paribas assumes no obligation to update, revise or amend this Fairness Opinion.

The Fairness Opinion aims solely and exclusively to support the scope of work described in the Engagement Letter. Therefore, considering such document was exclusively based on the Information, BNP Paribas shall not be liable for any lack of accuracy, veracity or completeness of the present Fairness Opinion if the Information used by BNP Paribas are challenged by any third party or determined, for any reason, as inaccurate, untruthful or incomplete.

BNP Paribas has not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Cetrel, nor has made any physical inspection of the

BNP PARIBAS

In the ordinary course of its business, BNP Paribas may trade in, directly or through related companies, securities issued by Braskem, by Cetrel or entities of its economic group on its own behalf or on behalf of its clients, and, consequently, may, at any time, hold long and short positions in relation to such securities. BNP Paribas has policies and procedures to preserve the independence between its investment banking division and other areas and departments, including, but not limited to, asset management, proprietary stock trading desk, debt instruments, securities and other financial instruments.

BNP Paribas performed its activities with complete autonomy, based solely on generally accepted technical criteria and has no specific interest in the Transaction, so that the issuance of this Fairness Opinion, with its conclusions, arises exclusively from the experience of BNP Paribas and the technical ability of its representatives to meet the proposed objective.

BNP Paribas will receive a fixed remuneration for the issuance of this Fairness Opinion, as provided for in the Engagement Letter. Such fixed remuneration will be paid to BNP Paribas regardless of the completion or not of the Transaction or the conclusions herein expressed.

This Fairness Opinion was prepared in Portuguese and in English, however the Portuguese version shall prevail for any and all purposes.

This Fairness Opinion should be read and construed in accordance with the limitations and qualifications mentioned above. The reader must take into account the limitations and characteristics of the information sources used.

This document is governed by the Brazilian Laws.

Sincerely,

BANCO BNP PARIBAS BRASIL S.A.

Luis F. Castro

David Challamel